As filed with the Securities and Exchange Commission on ___________, 2002 Registration No. 333-87006

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                (Amendment No. 1)

                             SMART TECHNOLOGY, INC.
                           --------------------------
                 (Name of small business issuer in its charter)


   Florida                              5960                       65-1114299
-----------------                  --------------              -----------------
(State or Jurisdiction of    (Primary Standard Industrial       (IRS Employer
 of Incorporation                Classification                  Identification
 or Organization)                 Code Number)                      Number)

             222 Lakeview Avenue, PMB 433, West Palm Beach, FL 33401
                    (561) 835-4277-phone - (561) 659-5371-fax
   ---------------------------------------------------------------------------
           (Address and telephone number of principal executive office and principal place of business)


                                 Marc Asselineau
             222 Lakeview Avenue, PMB 435, West Palm Beach, FL 33401
                    (561) 832-5698-phone - (561) 659-5371-fax
                -----------------------------------------------
            (Name, Address and telephone number of agent for service)


Copy to:                Donald F. Mintmire, Esq.
                        265 Sunrise Avenue, Suite 204
                        Palm Beach, FL 33480
                        (561) 832-5696

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                         CALCULATION OF REGISTRATION FEE
------------------------------- ---------------- ------------------ ----------------- ----------------
   TITLE OF EACH CLASS OF            AMOUNT      OFFERING PRICE PER       AMOUNT
  SECURITIES TO BE REGISTERED   TO BE REGISTERED     SECURITY       OF OFFERING PRICE REGISTRATION FEE
------------------------------- ---------------- ------------------ ----------------- ----------------
Common stock, par value
$0.0001 per share offered by
the Company                        1,000,000          $5.00              $5,000,000        $276.00
------------------------------- ---------------- ------------------ ----------------- ----------------
Common stock, par value $0.0001
per share offered by the Selling
Shareholders                         534,053          $5.00              $2,670,265        $245.66 (1)
-------------------------------- --------------- ------------------ ----------------- ----------------

(1)      Additional Fee included with Amendment

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Disclosure of Alternative Used: Alternative 1 | | Alternative 2 |X|

                                   PROSPECTUS

                             SMART TECHNOLOGY, INC.

     A Minimum Of 100,000 Shares To A Maximum Of 1,000,000 Shares Of The Company's Common Stock At $5.00 Per Share Selling Shareholders May Also Be Selling Up To 534,053 Additional Shares At The Conclusion Of Our Primary Offering

------------- ----------------------- ---------------------- ------------------------
              Price to Public         Underwriting Discount  Proceeds to the Company
                                      and Commission         or other persons
------------- ----------------------- ---------------------- ------------------------
Total
Minimum             $500,000                $0                     $  500,000
------------- ----------------------- ---------------------- ------------------------
Total
Maximum             $5,000,000              $0                     $5,000,000
------------- ----------------------- ---------------------- ------------------------
Selling
Shareholders        $2,670,265              $0                     $2,670,265 (2)
------------- ----------------------- ---------------------- ------------------------

(1)  Proceeds to the Company
(2) Proceeds to the Selling Shareholders and any of their pledgees, assignees and successors-in-interest who may, from time to Time, sell any or up to 534,053 of their shares of common stock.

Neither the Securities and Exchange Commission nor any State securities commission has approved or disapproved or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

See "Risk Factors" on page 2 to read about factors you should consider before buying shares of the our common stock.

Company Information: There is currently no market for our shares and a market for our shares may not develop.

Terms of the Initial Offering Period: Unless it is terminated earlier, the initial offering period will be from three (3) months from the date of this prospectus, but in no case later than one hundred eighty days from such date. During the initial offering period, we will sell 500 shares at $5.00 per share with the minimum purchase being $1,500.00. Since there is no selling commission, all proceeds from the sales will go to us.

This offering is being made on a self-underwritten basis through our principals, Mr. Marc Asselineau, Mr. Gal and Jamie Safier our secretary, without the use of securities brokers. All proceeds from the sale of shares will be held in an attorney escrow account maintained by Mintmire & Associates, our securities counsel, 265 Sunrise Avenue, Suite 204, Palm Beach, Florida 33480, only until the minimum offering is reached.

Additional Shares Being Offered: The selling shareholders, if a trading market develops for the shares, are expected to sell their shares at $5.00 per share during the secondary component of this offering. We will not receive any proceeds from the additional 534,053 shares, which may be offered by our selling shareholders during the secondary component of this offering.

These shares may be sold at any time after our primary offering that begins with the effective date of this prospectus and ends when we have sold the minimum number of shares offered and the escrow amounts are distributed. The selling shareholders are offering at minimum a percentage of shares equal to 25.03%, and are offering at maximum a percentage of shares equal to 43.28%. Until such time as a market is created, the selling shareholders will sell at the same price as we will. Therefore, we do not believe this will undercut the selling price at which we are offering shares; however we will not benefit from such sales and if there is only a limited market, we may not be able to sell our shares above minimum as well. However, once a market is created, if at all, selling shareholders will sell at market, which may be below our selling price. In that event, sales by selling shareholders may undercut our sales. We have no arrangements with the selling shareholders with regard to concurrent selling.

               THE DATE OF THIS PROSPECTUS IS ______________, 2002

                                TABLE OF CONTENTS

Descriptive Title                                       age

Prospectus Summary                                       4

Summary Financial Data                                   6

Risk Factors                                             6

Related Party Transactions                              10

Fiduciary Responsibility of the Company's
Management                                              11

Selling Shareholders                                    11

Plan of Distribution                                    18

Application of Proceeds                                 20

Dilution                                                22

The Company                                             23

Management                                              37

Litigation                                              40

The Company's Property                                  40

Securities Ownership of Certain Owners and the
Principal Shareholders                                  40

Management's Discussion and Analysis of
Financial Condition and Results of Operations           42

Certain Provisions of Florida Law and Company's
Articles of Incorporation And Bylaws                    46

Absence of Current Public Market                        50

Description of  Stock                                   50

Subscription Procedure                                  51

ERISA Considerations                                    52

Legal Matters                                           53

Experts                                                 53

Available Information                                   54

Index to the Financial Statements                      F-1

                               Prospectus Summary

The following is a summary of the information contained in this prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors." These shares may be sold at any time after our primary offering that begins with the effective date of this prospectus and ends when we have sold the minimum number of shares offered and the escrow amounts are distributed. The selling shareholders are offering at minimum a percentage of shares equal to 25.03%, and are offering at maximum a percentage of shares equal to 43.28%. Until such time as a market is created, the selling shareholders will sell at the same price as we will. Therefore, we do not believe this will undercut the selling price at which we are offering shares; however we will not benefit from such sales and if there is only a limited market, we may not be able to sell our shares above minimum as well. However, once a market is created, if at all, selling shareholders will sell at market, which may be below our selling price. In that event, sales by selling shareholders may undercut our sales. We have no arrangements with the selling shareholders with regard to concurrent selling.

The Company         Smart  Technology,  Inc. was  incorporated in Florida on May
                    14, 2001 but has had no business operations or revenues to date. Our objective is to sell and distribute GPS tracking devices to the general public via the internet and mostly through a large scale distribution network (yet to be established). We currently have no business operations at this time but we do have a website introducing the company and its purpose. We are a developmental stage company organized by Marc Asselineau, our President, Jamie Safier, our Secretary and Jean Michel Gal, our Chief Financial
                    Officer.

Securities Offered
by the Company      Maximum  amount  of  shares  offered  ($5,000,000):1,000,000 shares at $5 per  share.  Minimum  amount of shares  offered
                    ($500,000): 100,000 shares at $5 per share.

Securities Offered
by the Selling
Shareholders        Up to  534,053  shares  at the  conclusion  of  our  primary offering. They may sell such shares on any stock exchange, market or trading facility on which our shares are traded or quoted or in a private transaction at a price of $5.00 per share until our shares are quoted on the Over the Counter
                    Bulletin Board and thereafter, at prevailing market prices or privately negotiated prices.

Number of Shares
Outstanding         We have  1,134,053  shares of our  restricted  common  stock outstanding prior to this offering.

Offering Period     We will begin to sell shares on the date listed on the cover of this prospectus. Our primary offering will close once the minimum $500,000 in shares is sold and we close the escrow account. If the minimum $500,000 in shares is not sold within 3 months, or 180 days if extended, of the date of this prospectus, we will promptly return all proceeds to the investors without interest.

Proceeds Held       Proceeds  from these  sales will not be paid to us until the
                    $500,000  minimum  in  sales  is  achieved.   Investors  are
                    reminded that,  given its duration,  investments may be held in escrow until the end of our primary offering period. Even if interest is earned,  it will not be returned to Investors
                    because  of  relevant   Florida  state  laws  pertaining  to
                    attorney escrow accounts.

Investor
Requirements        You must meet certain  requirements in order to purchase the
                    shares  offered  pursuant  to  this  prospectus.   You  must
                    indicate in the Subscription  Agreement that you have either a net  worth  of  at  least  $100,000  (exclusive  of  home, furnishings  and  automobiles)  or a net  worth  of at least
                    $50,000   (also   exclusive   of   home,   furnishings   and
                    automobiles) and an annual adjusted gross income of not less than $25,000.

Minimum
Subscription        The minimum purchase is $1,500.

Risks and
Conflicts
Of Interest         This investment  involves  substantial  risks due in part to the costs which we will incur and the highly speculative nature of our contemplated distribution networks, which include the Internet and GPS tracking devices business.
                    Risks inherent in investing in our company are discussed under "Risk Factors".

Plan of The shares are being offered on a self-underwritten basis by Marc Asselineau, our President, Jamie Safier, our secretary and Jean Michel Gal, our Chief Financial Officer.

Distribution        The selling  shareholders  may sell up to 534,053  shares at the conclusion of our primary offering.

Application of
Proceeds The proceeds of the offering are expected to be used to continue business operations and expand the scope of the business. In the event we receive more than the $500,000 minimum, we intend to be more aggressive in implementing Our business plan.

                             Summary Financial Data

The following is a summary of the financial data contained in this prospectus. This information reflects our operations for the period from inception (May 14, 2001), ended December 31, 2001 on an audited basis and for the first three quarters of 2002 on an unaudited basis.

                                           Period Ended
                                         December 31, 2001
                                             (audited)
                                        --------------------
Current assets                                     $306,000
Non-current assets                                        0
Current liabilities                                   3,000
Gross Revenues                                            0
Gross Profit                                              0
Loss from continuing operations                  ($107,953)
Net loss                                         ($107,953)

                                          Three Quarters
                                               Ended
                                        September 30, 2002
                                            (unaudited)
                                        --------------------
Current assets                                     $434,673
Non-current assets                                        0
Current liabilities                                   3,000
Gross Revenues                                            0
Gross Profit                                              0
Loss from continuing operations                  ($130,213)
Net loss                                         ($130.213)


                                  Risk Factors

We are a new development stage company. Before making an investment, you should consider carefully, among others, the following risk factors.

1. The Offering Price Was Determined Arbitrarily and is in Excess of the Actual Net Tangible Book Value; Subscribers Of Shares in This Offering Will Pay A Price Per Share That Substantially Exceeds the Value of Our Assets. Our common stock's price per share in this offering has been determined arbitrarily by Mr. Asselineau, Mr. Safier and Mr. Gal and bears no relationship to our assets, book value or net worth. Hence, subscribers of shares in this offering will pay a price per share that substantially exceeds the value of our assets after subtracting liabilities. Very specifically, investors in the offering will contribute 39.12% of our total funding at the $500,000 minimum but will only own 8.1% of the equity outstanding (increasing at the $5,000,000 maximum offering to 86.53% of total funding while owning 46.86% of the equity outstanding).

2. There is Currently No Public Market for Our Shares; Absence of Such a Market Will Result in Lower Priced Shares and Make the Shares More Difficult to Re-sell. There is currently no public market for our shares of common stock. It is possible no market will develop. If a market for our shares develops, it might not continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this offering, you may not be able to re-sell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you should consider the purchase of shares only as a long-term investment.

3. If We Receive Significantly Less Than the $500,000 Minimum, We May Not Have the Funds to Commence or Continue With Our Operations. While we believe we require only $250,000 to begin operations, without an infusion of the minimum of this offering, that is $500,000 in capital or profits, we do not expect to be able to continue doing business after 12 months from the date of this prospectus. We do not expect to receive additional revenues until we can successfully implement our business plan and we do not currently have sufficient capital to achieve our objective.

4. We are a Developmental Stage Company Lacking in Personnel, Equipment and Client Base in Addition to Being Subject to Cash Shortages; In Acquiring and Maintaining these for Day-to-Day Operations, We May Not Be Able to Sustain a Business Even If the Minimum Offering is Achieved. We are in the early stage of development and have a limited net worth. We have been largely inactive to date, having conducted limited business including fund-raising and organizational activities, market and product research and design and design of our introductory website. As a new enterprise in its development stage, we are under-capitalized and subject to cash shortages and limitations with respect to personnel, technological, financial and other resources as well as lack of a client base and market recognition, most of which are beyond our control. Because of these factors, our activities may not attain the level or recognition and acceptance necessary for us to become a viable GPS tracking business.

5. We Currently Have No Operating History or Revenues with which to Conduct Business; If We Cannot Generate Operating Revenues Sufficient To Cover Expense. We Will Have To Discontinue Operations. To date, we have not yet begun product sales and, accordingly, have received no operating revenues or earnings. As of December 31, 2001, we have assets totaling $306,000, mainly consisting of cash from subscriptions for our common stock and as of September 30, 2002, we have a total of $484,673 in assets from the same source. Our success is dependent upon obtaining additional financing from our intended operations, placement of our equity and from third party resources. Our marketing success depends upon our ability to generate sufficient sales to enable us to continue our business operations. In the event we cannot generate operating revenues sufficient to cover expenses, we will have to discontinue operations.

6. Lack of Present Client Base Coupled With Limited Funds to Attract Customers May Cause an Inability to Attract Enough Client to Remain in Business. We currently have no customers and we are not certain that we will be successful in obtaining customers in the future as planned through either the use of revenues from our sales, the use of funds raised by placement of equity or by the use of funds raised from third party resources. Further, the funding currently available to us will only permit us to conduct business on a very limited scale. We may therefore never generate enough revenues to market our GPS tracking products sufficient to achieve a commercially viable client base. In the event we are unable to attract and maintain viable business operations, we will have to close our business.

7. Competition May Be Too Strong for Business to Obtain Enough Customers to Continue Operations. The GPS tracking markets in which we are engaged are subject to vigorous competition. Our competitors include other companies manufacturing and using GPS tracking technology, wholesale distributors and retail distribution companies, many of which are larger and have greater financial and marketing resources than we do. To the extent that these competitors introduce competitive products into the market and aggressively protect their existing market share through reduction of pricing and providing other purchasing incentives to our targeted customers, our financial condition, results of operations or cash flows could be adversely and seriously affected causing us to have to cease operations.

8. Mr. Asselineau, Mr. Safier and Mr. Gal are Currently Our Only Employees and they are Solely Responsible for Building Our Client Base and Setting Alliances Necessary for the Business to Continue; Especially Since We Have No Contract with Any of them, the Inability to Retain Mr. Asselineau, Mr. Safier and Mr. Gal Would Result in Discontinuance of Business Operations. The possible success of our business initially is entirely dependent upon the continued services of Mr. Asselineau, Mr. Safier and Mr.Gal, our Chief Financial Officer who joined us in October 2002. They each expect to devote only the time and effort necessary to perform their responsibilities as sole executive officers and directors, which will require not less than an average of 2 weeks per month at least for the earlier of the first 6 months of development or until the minimum offering is reached. After the first 6 months, or once the minimum is reached, Mr. Asselineau, Mr. Safier and Mr.Gal will devote full time to Smart Technology. We presently hold no key-man life insurance on either Mr. Asselineau or Mr. Safier and have no employment contract or other agreement with them. Since Mr. Asselineau, Mr. Safier and Mr.Gal are currently the only employees, we would have to discontinue operations if we were not able to retain at least Mr. Asselineau or Mr. Safier or Mr. Gal or if replacements could not be found.

9. Mr. Asselineau, Mr. Safier and Mr. Gal May Have Insufficient Experience to Maintain the Alliances Necessary for This Business to Succeed. Although each has little or not small GPS tracking marketing or sales experience, it is critical to our commercial viability that Mr. Asselineau, Mr. Safier and Mr. Gal are able to use their networking abilities, past business experience and general salesmanship to ensure our ability to achieve a commercially viable market share of the GPS tracking business. Given their lack of specific experience, we are not certain Mr. Asselineau, Mr. Safier and Mr. Gal will be able to successfully solicit and maintain adequate strategic alliances to provide us with the products and services we need to conduct business.

10. Self-Underwritten Offering Made by Principals Who Have No Prior Experience; Principals May Not be Able to Sell Shares. Because there is no firm commitment for the purchase of shares, we may not be able to sell the necessary $500,000 minimum. No underwriter, placement agent or other person has contracted with us to purchase or sell any of the shares offered. Accordingly, no commitment exists by anyone to purchase any shares and, consequently, we may not be able to sell any of the shares offered. In fact, the risk is greater in this case since Mr. Asselineau, Mr. Safier and Mr. Gal have not previously conducted a self-underwritten offering (meaning an offering made without the use of broker-dealers).

11. Investors Will not have Access to the Funds Paid for their Shares During the Three to Six Months of This Initial Offering. We are endeavoring to sell at least $500,000 worth of shares. We may not be able to achieve this minimum amount within the 3 to 6 months allotted for this initial offering. Investors purchasing shares will not have access to the money paid for the shares until the initial offering period has ended, up to 6 months from the date of this prospectus.

12. Operational Costs May Have Been Under Estimated or There May be Unforeseen Costs Which Could Significantly Increase The Need for Additional, but Unavailable Funds; Lack of Additional Funds Could Affect Our Ability to Remain in Business. If we have incorrectly estimated the costs for establishing a client base or for obtaining a substantial volume of sales, we may expend significantly more funds than anticipated without expanding the business. Moreover, we could encounter costs not currently foreseen. In either event, we would not be able to continue operations, as projected, and would have to close the business.

13. There are No Current Plans to Pay Dividends; The Decision to Pay Any Dividends in the Future Resides with Mr. Asselineau and Mr. Safier, the Sole
Directors. Each share is entitled to dividends if and when the Board of Directors decides to distribute dividends. However, we currently have no plans to pay dividends, either now or for the foreseeable future. The amount and frequency of dividends distributed to shareholders is solely within the discretion of our Board of Directors, currently only Mr. Asselineau and Mr. Safier. At present, we will retain any earnings for the operation and expansion of the business.

14. Management May Use Proceeds in Ways That Vary from Those Described Including Ways Which Could Have an Adverse Effect on Our Profitability. The amounts discussed in the "Application of Proceeds" section indicate the proposed use of proceeds from this offering. However, management may choose to use these funds in ways that vary from the usage stated in this prospectus without consent from the investors. These decisions could have an adverse effect on our profitability.

15. Shares are Likely to be "Penny Stock" Regardless of Whether or Not a Secondary Market Develops for the Shares. Our shares may be subject to the low-priced security (or so-called "penny stock") rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, the rules require (among other things) the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission (SEC") relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. If the shares are characterized as a penny stock, the ability of purchasers in this offering to sell their shares could be limited regardless of whether or not a secondary market develops.

                           Related -Party Transactions

The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for shares:

Existing Ownership of Shares by Principals

Owner                           Date Issued     No. of Shares      Notes
------------------------------- ------------ ------------------ ------------------------
Marc Asselineau                 May 14, 2001      600,000         Issued for founder
President and Director                                            services valued at $60

Jamie Safier                        N/A             -0-
Secretary and Director

Jean Michel Gal                     N/A             -0-
Chief Financial Officer

Mr. Asselineau, Mr. Safier and Mr. Gal are acting as issuer-agents in selling our shares in this self-underwriting. Since Mr. Asselineau will not be offering any of his shares during the contemplated secondary component of this offering, and Mr. Safier and Mr. Gal own no shares, neither will have a conflict in so acting.

We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan.

Business with Affiliates

We have only done business in our opinion with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction.

At inception, we issued 600,000 shares of restricted common stock to Mr. Asselineau valued at $60 in consideration of services rendered in connection with the organization of Smart Technology. The services provided by Mr.

Asselineau included, but were not limited to, preparation of the Articles of Incorporation, the Bylaws, determination of the application of various Florida statutes, assistance with the preparation of the business plan, consultation on the website design and review and analysis of the financial requirements of Smart Technology. Based on the fact that these shares were granted at inception when there was no market at all for our shares, we believe that this issuance and the valuation are fair.

We do not intend to use the proceeds from this offering to make payments to any promoters, management or any of their affiliates except as future salaries, benefits and out of pocket expenses. We have no present intention of acquiring any assets of any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership
interest.   Although  there  is  no  present   potential  for  a  related  party
transaction, in the event that any payments are to be made to promoters and management, this information will be disclosed to the shareholders in our periodic reports that we will file under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

There are no arrangements or agreements between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence company affairs.

              Fiduciary Responsibility of the Company's Management

Our counsel has advised us that we have a fiduciary responsibility for the safekeeping and use of all company assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. For example, management cannot commingle the Company's property with the property of any other person, including that of any current or future member of management.

According to federal and state statutes, including the Florida General Corporation Law, shareholders in a corporation have the right to bring class action suits in federal court to enforce their rights under federal securities laws. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to counsel's evaluation of the status of the law at that time.

                              Selling Shareholders

The shareholders listed below are offering a total of 534,053 shares in addition to the up to 1,000,000 shares we are selling. The shareholders, not Smart Technology, will receive the proceeds from the sale of their individual shares.

Neither Mr. Safier nor Mr. Gal own any shares in our company. Although Mr. Asselineau owns shares, he will not be offering any of his shares under this prospectus. None of the selling shareholders have held a position, office or had any other material relationship with the company since inception. Each selling shareholder may offer all, some or none of the common stock they own.

                                                                        Maximum
                                         Total of Shares            Amount of  Shares
Name                                        Owned                   Which May Be Sold
-------------------------------         ----------------------  -----------------------

Jean Claude Battier                          100                        100
La Pas
Puy Guillaume
632900 France

Paul Bernaerts                             3,333                      3,333
6 Avenue Des Citronniers
Monaco 98000

J Borg                                     1,624                      1,624
Toulours Patrick Brydon Street
St. Julians SNJ 10 Malta

Borrot, Julien                               100                        100
29 Rue de la Verriere
Puy Guillaume
632900 France

Michel Boussy                              2,252                      2,252
1 Quarter Rue Chateaubriand
Chamalieres, France 63400

J J Boyer                                  5,000                      5,000
Schottenfeldgasse 62/18
1079 Wein Austria

Robert Chantelot                           2,780                      2,780
1109 Rue Marechal Foch
Riorges, France 42153

Monique Chardon                              100                        100
Etang de Malfocet
Arronnes
03250 France

Reber Colquhoun                            3,100                      3,100
Grenzweg, Switzerland 6003

Pierre Combe                               2,703                      2,703
34 Rue Sous Les Vignes
D'Artiers, France 63430

Jean Jacques Combemorel                   14,577                     14,577
8 Rue De L Enfer
Chappes, France 63720

Jean Claude Combris                        2,800                      2,800
Suc De Livinhac
Yssingeaux, France 43200

Joseph De Clercq                           3,334                      3,334
Dwarsdreef 1
Schilde, Belgium 2970

Robert De Greef                            3,821                      3,821
63410 Charbonnoeres
Les Vielles, France

Hazel Dekker                               3,334                      3,334
Schoolstraat 2
Schilde, Belgium 2970

Christophe Delpouget                       6,427                      6,427
10 Rue Fusille De Chateaubriant
Apt. D01
94430 Chennevieres Sur Marne, France

DMI Joaillerie Paris                      84,851                     84,851
95 Rue La Boetie
Paris, France 75008

Norbert Etienne                            5,158                      5,158
Chemin De Verguieres
Les Moulins Blancs
63200 Malauzat, France

Paul Firbal                               16,631                     16,631
2 Rue Du Theatre
15100 St. Flour, France

Hugo Fransen                               4,950                      4,950
De Loock 19
2970 Schilde, Belgium

Xavier Gasc and                            6,667                      6,667
Domaine Du Bois Dieu
28 Chemin Du Vieux Bourg
Lissieu, France 69380

Goncalves J                                2,992                      2,992
R. Da Fisica 64 3D
2870 Montijo, Portugal

H Green                                    1,000                      1,000
12 Zalman Shnear
47239 Ramat Hasharon, Israel

Julien Gresillon                           2,740                      2,740
1 Impasse De Pralong Varennes
63450 Chanonat, France

Daniel Grousson                            2,780                      2,780
114 Rue Sibert
Saint Chamond, France

Daniel Guerin                              3,560                      3,560
1 Impasse De Pralong
63450 Varennes, France

Eddy Guilmin                               7,000                      7,000
Wouwersdreef 34
2900 Schoten, Belgium

Gsell Hans                                 2,000                      2,000
Howieslster 1 CH 8903
Birmesndorf, Switzerland

Herve Jammes                                 845                        845
1 Bis Rue Pasteur
77150 Lesigny, France

Marie Louise Janssens                      5,000                      5,000
Beatryslaan 10 Bus 1
2050 Antwerpen, Belgium

Kalgar Ltd.                               14,970                     14,970
26 Alcharizi
91242 Jerusalem, Israel

KK Keller                                  4,969                      4,969
Fochenmattweg 8
8624 Gruet, Switzerland

Nathalie Leclerc                           2,816                      2,816
170 Bd. Lafayette
63000 Clermont Ferrand, France

Guillaume Lucot                            2,223                      2,223
Ecu De France
1 Avenue Joseph Afid
63130 Royat, France

Dominique Marconnet                        3,120                      3,120
11 Montee Coupe Jarret
38200 Vienne, France

Matthews Morris, Inc.                    100,000                    100,000
414 rue St Honore
75008 Paris

Jean Michel Maussang                       2,817                      2,817
10 Bd. Des Rossignols
03700 Bellerive Sur Allier, France

Nelly Meunier                              4,992                      4,992
6 Rue Lily Jean Laval
03100 Monylucon, France


Marc Missoten                              3,500                      3,500
Se Thesisibstraat 42
2600 Berchkn, Belgium

Sahlani Mohamad                           10,828                     10,828
Niavaranstreet Tehran, Iran

Salleh Mohamad                               789                        789
MSM International
P.O. Box 428
Yishun Central Post Office,
Singapore 917614

Christophe Mongin                          2,780                      2,780
6 Impasse Du Pave
63200 Marsat, France

Philippe Notton                            5,480                      5,480
60 Rue Du Mouldin D'Eau
63200 Riom, France

Suzanne Ollieux                            5,000                      5,000
Buitenland 10
2880 Bornem, Belgium

Jean Michel Perronnet                      2,740                      2,740
1 Rue Fernand Raynaud
63000 Clermont Ferrand, France

Jacques Planeix                           12,765                     12,765
Place Du Chaume
63114 Montpeyroux, France

Marcel Planeix                             4,506                      4,506
1 Rue Fernand Raynaud
63000 Clermont Ferrand, France

Pascal Rinderknech                         1,540                      1,540
247 Rue Diderot
94300 Vincennes, France
Isabelle Rivat                             5,520                      5,520
4 Rue Du Pilat
42400 St. Chamond, France

Jean Paul Rivat                            2,800                      2,800
Route De Fouay
424000 Saint Chamond, France

Joseph Robert                             12,649                     12,649
2 Rue De La Fontbonnette
03800 Jenzat, France

Francois Roche                             2,250                      2,250
7 Rue Des Ouches
03630 Desertines, France


Christian Roure                           10,959                     10,959
Marcieux 42740
St. Pail En Sarez, France

Marc Salomon                              10,138                     10,138
1Alle Du Rond Point
42100 Saint Etienne, France

Manuel Sandoval                            5,480                      5,480
152 Chemin Du Brochez
69250 Montanay, France

Rene Sargent                               2,856                      2,856
2 Rue Du 19 Mars
1962-42270 St. Priest En Jarez, France

Jacqui Simon                               2,816                      2,816
47 Bd. Normandie Niemen
42100 St. Etienne, France

Laurence Tessier                           2,740                      2,740
3 Rue De La Chance
42100 St. Etienne, France

Ong Kian Theng                             5,000                      5,000
N 17 Jalan Sahabat
548631 Singapore

Eloi Tichit                                4,507                      4,507
48700 St. Denis, France

Jean Pierre Tixier                         2,512                      2,512
19 Route De Limoges La Bataque
63870 Orcines, France

Adolph Tony                                5,826                      5,826
Heimstaettenstrasse 11
80805 Munich, Germany

Joseph Trebuchon                          11,037                     11,037
27 Rue Pelissier
63100 Clermont Ferrand, France

Raymond Trebuchon                         22,536                     22,536
48700 Saint Denis, France

K Tsatsaronis                              2,080                      2,080
St. Alban Vorstad
CH 4052
Basel, Switzerland

Georges Vachon                             2,740                      2,740
50 Avenue Julien
63000 Clermont Ferrand, France

Valcourt, Giles                              100                        100
31 Route de Bordeau
63870 Orcines, France

Roger Van De Maele                         5,000                      5,000
Kwaebrug 21
8510 Bellegem, Belgium

Eric Varin                                 1,667                      1,667
4 Rue Des Vignes
Aigueperse, France 63260

Robby Vermeesch                            6,667                      6,667
De Spildoren 17
2970 Schilde, Belgium

Brigitte Weis                              2,260                      2,260
12 Rue Des Bruyeres
42580 La Tour En Jarez, France

Patrick Witz                               2,780                      2,780
Grandeyrolles
63320 Champeix, France

Michael Zimberg                            2,780                      2,780
Lot De La Garenne
42230 Roche La Moliere, France

Alain Zorian                              10,959                     10,959
Cours Fauriel
42000 Saint Etienne, France

TOTAL:                                                              534,053 shares


(1) Each of these selling shareholders, with the exception of DMI Joaillerie Paris and Matthews Morris, Inc. owns less than 5% percent of our common shares. Mr. Asselineau, who owns 52.91% of the issued and outstanding shares will not participate as a selling shareholder in this offering.

                              Plan of Distribution

This is a self underwriting made through our officers and directors, Mr. Asselineau, Mr. Safier and Mr. Gal. To act in such capacity for us, Mr. Asselineau, Mr. Safier and Mr. Gal must be registered as broker/dealers or must be exempt from such registration. We believe Mr. Asselineau, Mr. Safier and Mr. Gal are exempt from registration as broker dealers by virtue of compliance with Rule 3a4-1 of the Exchange Act, as they meet the following conditions:

     (1)  They are not subject to statutory disqualification.
     (2) They will not be compensated in connections with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.
     (3) They are not and will not be at the time of their participation an associated person of a broker dealer.
     (4)  They meet the requirements of Rule 3a4-1(1)(4)(iii).

We are not offering these securities through an underwriter and therefore, no discounts or commissions will be allowed to dealers. Held Proceeds from the sale of shares by us will not be paid until the $500,000 minimum in sales in achieved. In the event that the minimum is not reached during the offering period, the funds, without interest will be promptly returned to the investors. This offering shall be for a period of 3 months from the date of this prospectus, unless extended, but in no event for more than 180 days from such date.

The selling shareholders may effect the distribution of up to 534,053 shares in one or more transactions that may take place through block trades or ordinary broker's transactions, or through privately negotiated transactions, an underwritten offering, or a combination of any such methods of sale. These shares may be sold at any time after our primary offering that begins with the effective date of this prospectus and ends when we have sold the minimum number of shares offered and the escrow amounts are distributed. The selling shareholders are offering at minimum a percentage of shares equal to 25.03%, and are offering at maximum a percentage of shares equal to 43.28%. Until such time as a market is created, the selling shareholders will sell at the same price as we will. Therefore, we do not believe this will undercut the selling price at which we are offering shares; however we will not benefit from such sales and if there is only a limited market, we may not be able to sell our shares above minimum as well. However, once a market is created, if at all, selling shareholders will sell at market, which may be below our selling price. In that event, sales by selling shareholders may undercut our sales. We have no arrangements with the selling shareholders with regard to concurrent selling.

The selling shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or up to 534,053 shares of their common stock on any stock exchange, market or trading facility on which our shares are traded or quoted or in a private transaction at a price of $5.00 per share until our shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. The selling shareholders may use one or more of the following methods when selling shares:

     - Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
     - Block trades in which the broker-dealer will attempt to sell as agent but may position and resell a portion of the block as a principal to facilitate the transaction;
     - Purchase by a broker-dealer as principal and resale by the broker-dealer for its account;
     - An exchange distribution in accordance with the rules of the applicable exchange;
     -    Privately  negotiated  transactions;,
     -    A combination of any such methods of sales; and/or
     -    Any other method permitted pursuant to applicable law.

If for any reason a selling shareholder is not able to sell his or her shares under this prospectus, then such selling shareholder also may sell his or her shares under Rule 144 of the Act, rather than under this prospectus.

Selling shareholders may pay usual and customary or specifically negotiated brokerage fees or commissions in connection such sales.

The aggregate proceeds to the selling shareholders from the sale of the shares will be the purchase price of their Smart Technology' common stock sold less the aggregate agents' commissions and underwriters' discounts, if any. The selling shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Act, and any profit from the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Act.

In order to comply with the securities laws of certain states, if applicable, the securities may be sold only through registered or licensed brokers or dealer. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in such state or any exemption from such registration or qualification requirement is available and the sale is made in compliance with these requirements.

                             Application of Proceeds

Net proceeds from the sale of the shares of common stock are estimated to be $4,960,000 if the 1,000,000 maximum number of shares is sold at $5.00 per share and $460,000 if only the 100,000 minimum number of shares is sold. We will not receive any money from the sales of shares by the selling shareholders. The amount of net proceeds reflects the expected fixed cost of $40,000 in expenses at both the minimum and maximum offering.

These proceeds will be used to finance the expansion of our activities as well as for general business purposes. In the event only the minimum sales are made, we will concentrate our efforts primarily on completing our patent application, updating our website, marketing and distribution activities and salaries. In the event that more than the minimum is sold, we intend to expand operations, personnel and projects. None of the estimates include income from revenue. While we anticipate receiving income from our day-to-day operations, this income may not be enough to generate a positive cash flow before proceeds from the sale of shares from this offering are expended.

The following table sets forth the use of the proceeds from this offering:


                            Use of Proceeds (1)(2)(3)

                                         Dollar                           Dollar
                                         Amount     Percentage            Amount         Percentage
GROSS PROCEEDS                          $500,000     100%                 $5,000,000     100.0%

Offering Expenses
Fixed Legal Fees                         $30,000       6                     $30,000         1
Accounting Fees (Estimated)               $5,000       1                      $5,000         -
State Filing Fees (Estimated)             $5,000       1                      $5,000         -

Net Proceeds from Offering              $460,000      92%                 $4,960,000        99%
                                       =========                          ==========

Fees and Costs for patent, copyright
and trademark registration (4)            20,000       4                      20,000         -
Research & Development                    50,000      11                     338,000         7
Advertising                               15,000       3                      55,000         1
Marketing                                 90,000      20                     460,000         9
Printing & Engraving Expenses              5,000       1                      10,000         -
Salaries (5)                             210,000      46                     463,000         9
Rent                                      25,000       5                     114,000         2
General and Administrative                10,000       2                     652,000        13
Working Capital                           35,000       8                   2,847,438        57
Total Use of Net  Proceeds               $460,000     92%                 $4,960,000        99%

(1) In order to begin our operations, we incurred costs of approximately $25,000 for equipment, printing and related expenditures paid by Mr. Asselineau and Mr. Safier. We do not intend to reimburse them for these costs. The equipment included 2 computers, 4 desks and office supplies. The printing involved design and print expenses for stationary and business cards, promotional material for presentation of Smart Technology, print design for prototypes and blueprints. The related expenditures involves traveling expenses for Mr. Asselineau, mailing expenses related to mailing to shareholders and general business expenses such as telephone, web hosting and web design.

(2) We reserve the right to change the application of proceeds depending on unforeseen circumstances at the time of this offering. The intent is to implement our business plan to the fullest extent possible with funds raised in this offering.

(3) If the minimum offering of $500,000 is achieved, proceeds from this offering are expected to satisfy our cash requirements for the next 12 months. Therefore, it will not be necessary to raise additional funds in order for us to continue operations.

(4) These fees and costs include registration fees, legal fees and consulting fees associated with the application process for patent, trademark and copyright protection.

(5) Currently and until the 12th month following the final closing, our Board of Directors will authorize all hiring of personnel and consultants and decide on all salaries and retainers. Its decisions will be strongly influenced by optimum staff requirements and by the financial condition of our company. At the very least, we will hire the services of a technology manager and a public relations manager. Salaries and retainers, which may be below market conditions initially and until our company starts operations, will not be higher than normal market conditions.

We are not currently in default or breach of any type of indebtedness or financing arrangement. Nor are we subject to any unsatisfied judgments, liens or settlement obligations. However, we may encounter cash flow difficulties while setting up our business operations.

                                    Dilution

The following table shows the percentage of equity the investors in this offering will own compared to the percentage of equity owned by the present shareholders and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by our present shareholders.


                         Dilution for $500,000 Offering

Initial public offering price per share                            $5.00        (100.00%)

Net tangible book value per share before offering                  $0.38         (13.72%)

Increase per share attributable to new shareholders                $0.34          (6.99%)

Pro forma net tangible book value per share after offering         $0.72         (20.71%)

Total dilution per share to new shareholders                      $(4.28)        (79.29%)


                      Shares Purchased             Total Consideration     Average Price
                    Number        Percent         Amount      Percent       Per Share
Existing Shares     1,134,053      91.90%          $778,146    60.88%        $0.686

New Shares            100,000       8.10%           500,000    39.12%        $5.00

Total               1,234,053     100.00%        $1,278,146   100.00%        $1.0357


                        Dilution for $5,000,000 Offering

Initial public offering price per Share                            $5.00        (100.00%)

Net tangible book value per Share before offering                  $0.38         (13.72%)

Increase per Share attributable to new Shareholders                $2.15         (40.43%)

Pro forma net tangible book value per Share after offering         $2.53         (54.15%)

Total dilution per Share to new Shareholders                      $(2.47)        (45.85%)


                      Shares Purchased             Total Consideration     Average Price
                    Number        Percent         Amount      Percent       Per Share

Existing Shares      1,134,053     53.14%        $  778,146     13.47%       $0.686


New Shares           1,000,000     46.86%         5,000,000     86.53%       $5.00

Total                2,134,053    100.00%        $5,778,146    100.00%       $2.7076

                                   The Company

Introduction

Smart Technology was organized under the laws of Florida on May 14, 2001. We are a developmental stage company founded by Marc Asselineau, our president and Jamie Safier our secretary. Both serve as directors for our company. We have created our website which will provide ancillary services for our GPS tracking business and our products are not anticipated to be launched before the 3rd Quarter 2002. We have no revenues to date as our distribution network is not established yet. There is no guarantee that we will be able to conduct business operations or generate revenues in the future. Currently our website provides general information about our company and information about the Navstar Global Positioning System ("GPS"), including its history and an explanation of the technology. The website is in the process of being updated to reflect our development. The updated version of our website is scheduled to be online by the end of 2002. At present, our company offices are located at: 222 Lakeview Avenue, PMB 433, West Palm Beach, Florida 33401. Our telephone number is (561) 835-4277.

Since incorporating our company in May 2001, we have conducted initial research into distribution opportunities available to manufacturers' representatives in general and to startup entities with a focus on distribution of GPS tracking devices. GPS is a constellation of orbiting satellites that provides navigation data to military and civilian users all over the world. The system is operated and controlled by members of the 50th Space Wing, located at Schriever AFB, Colo. GPS satellites orbit the earth every 12 hours, emitting continuous navigation signals. With the proper equipment, users can receive these signals to calculate time, location and velocity. The signals are so accurate, time can be figured to within a millionth of a second, velocity within a fraction of a mile per hour and location to within 100 feet. Receivers have been developed for use in aircraft, ships and land vehicles, as well as for hand carrying. The GPS constellation is designed and operated as a 24-satellite system, consisting of six planes, with a minimum of four satellites per plane. GPS tracking technology allows the monitoring of something as it moves from one location to another. The theory is simple: an accessory houses a GPS transceiver that (a) receives location information from the GPS satellites orbiting the earth, and (b) transmits it, via radio or cellular technology, to a receiving station either at home or a remote monitoring station. Therefore, in order to have full tracking capabilities, any device must combine GPS technology and wireless technology.

Our research entailed the extensive study of specific GPS manufacturers and accessory device manufacturers and their present distribution methods and outlets (if existing). The results of our research have given us an understanding of the expansiveness of these manufacturers. Other research has included the study of Internet and larger scale distribution networks and also

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marketing medium. Our study involved an analysis of existing distribution of GPS products  and  related  devices.  Our  research  has been our  primary  focus in
addition  to  our   organizational   activities.   These  research  efforts  and
organizational efforts have to date consumed a substantial part of our total company efforts.

As a result of our research, we designed our initial product that combines GPS and cellular telephone technology with specific software connected to an ASP server and an automatic telephone connection.

Although Mr. Asselineau, Mr. Safier and Mr. Gal do not currently have specific experience marketing GPS tracking devices, they have been actively involved with high tech companies. Their specific knowledge of new technologies leads us to feel confident in their ability to leverage their network of contacts into business opportunities that can be advantageous for our development. Nonetheless, we will be, at least initially, dependent upon them and their skills and experience to assist us in the development of our marketing distribution outlets that is intended to capture individual customers and also wholesalers. In addition, should we be successful in selling the minimum number of shares offered, we will engage, as necessary qualified consultants to advise us on the development of a marketing strategy for our GPS tracking devices and an engineer for improvement of our initial products and design implementation for our future products.

We will endeavor to provide, through a global distribution network, a unique alternative to GPS tracking purchasers that is geared to the safety of their children, pets and automobiles. While we do not own any distribution network, we intend to place our products on the market through partnerships with distributors and manufacturers that have the distribution networks targeted by us and we will also use our web site for distribution. More specifically, we intend to target hi-tech accessories distribution channels comparable to Sharper Image, telephone providers such as FranceTelecom and/or Bouygues, car insurance companies, veterinarians and pet suppliers. Also, we intend to approach famous brand names with the sports industry such as Nike, Adidas or Salomon for development of our future sneaker products and eventual snow boot product. However, we have generally been inactive to date and have produced no revenue. Since inception, our directors have focused upon organizational activities, fund-raising, market research activities, creation of our website, and identification of our primary targeted markets and preparation of our patent application.

Our Products

We utilize as building blocks of our product line a combination of two familiar technologies: GPS and cellular telephone to which we add software to a programmable chip that also provides the ability to trigger an alarm in the event of anomalies with the parameters programmed by the user. The software allows the customer to tailor the use of the tracking device to his/her own specific needs. This results in a versatile GPS that expands upon the current tracking only use in the marketplace.

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Our entire  product line is expected to utilize the same basic  technology;  the only differences are in the packaging and in the permutations in the software package. Also, the price points do vary product by product.

All  products  will  include  GPS  and  telephone  modules,   software  for  the
programmable chip, a charger and batteries. Additionally, all products will be equipped with a powerful antenna for maximum detection.

A customer will be able to receive an alarm message and/or track the precise location of his child, his car or his dog on the Internet, and/or on a hand-held device, and/or on a mobile phone with a text message (SMS Technology in Europe), a phone line and/or through the services of an alarm company.

The system will be accessible and protected by an access number and a password.

We plan to introduce the following products before the end of 2003:

-    The "Child Watch",
-    The "Pet Watch"
-    The "Car Watch" and
-    The "Smart Collar".

All products will trigger an alarm in the event of unauthorized itinerary, as well as provide continuous tracking.

In addition it is anticipated that a yearly subscription to a phone service will be available through our Company.

     Child Watch

We plan to introduce Child Watch as our first product in the third quarter of 2003. Child Watch is a device intended to track the whereabouts of children. This product will be offered in a small box that can be strapped directly around the waist or on one of the child's arms and legs, or placed inside a school bag, a pocket, etc.

Child Watch is a programmable system allowing parents to track the movements of their child either over the Internet, or on the telephone through the intermediary of a tracking service company. Additionally, an alarm system will be triggered and carried over a variety of communication mediums to indicate the occurrence of a problem. Battery life, which is optimized by the software, can be extended to last a whole day, with a direct or remote sound signal indicating low battery.

Child Watch tracks the whereabouts of a child every 10 minutes. Specific software allows the programming of a pre-defined route or area from which the child cannot deviate without triggering an alarm.

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The software will include several types of parameters that can be activated such as:

o A timetable to match the times of day when the child is not under direct adult supervision,
o    An alarm indicating protracted absence of movement,
o    A margin of deviation from defined parameters.

     Pet Watch

We plan to introduce a product to locate a pet that is lost or that went astray. This product will involve the same technology as Child Watch but we will change the packaging. Two products will be available, with similar characteristics ; differenciation is mostly designed for marketing purposes :

-        Dog Watch
-        Cat Watch

The electronic guts of the systems will be contained in a small box that includes batteries. This box will be attached to the pet's collar. The system automatically detects that the pet is lost when the programming parameters of location that the owner has entered are infringed. The whereabouts of the pet can be accessed over the Internet. Alternatively, the owner can either resort to the tracking services of an independent tracking company, or access by phone an automated localization service that we intend to provide.

The software in the Pet Watch product will allow the pet's owner to define the parameters beyond which he/she will consider his/her pet lost or run astray. He/she will be able to program a geographic area, a maximum allowed distance from a specific point, a maximum time duration away from that specific location (such as the house perimeter) from which the pet is supposed to roam and he/she will be automatically informed of anomalies. Through programming, the owner will be also able to determine the frequency and duration of GPS tracking in order to extend battery life.

A low battery alert is issued automatically when remaining battery power drops below 12 hours of expected use in connection with the programmed frequency of active use.

The market introduction of this product is scheduled to be in the third quarter of 2003.

     The Smart Collar

The Smart Collar will incorporate the same applications provided by Pet Watch. The only difference will be in the packaging: all the electronic will be integrated in a collar. The collar will be rechargeable and an alarm will indicate low battery at least 12 hours before shut down after taking into account the parameters given by the user.

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


We have not determined a price for this product as yet either at the end user level or at the distribution level; however, we expect that whatever the introductory price, it will decrease significantly in the years to come.

We intend to introduce the Smart Collar in the third quarter of 2003.

     Car Watch

Car Watch is a product intended for the owners of luxury, sports and other categories of automobiles that have a high incidence of theft and vandalism. Car Watch will allow car owners to track their car (within 25 meters or 75 feet) over the Internet. Alternatively, a service company could perform the tracking for a fee. Additionally, the user programmable software will allow location and circumstances-specific protection permutations. This feature will enable the owner of the system to set the parameters that will determine if and when the protected car is permitted to move. In the event of an unscheduled movement, an alarm is triggered and directed to one or several of the devices or to the service company as selected by the owner to monitor the vehicle.

It is anticipated that the alarm and tracking device is operating optimally in most circumstances due to the type of antennae to be used on the unit; however, in the rare occasions where either the GPS and/or the GSM are inoperative, for instance in an underground parking lot, the system's hard disk keeps in memory the last available 30 minutes of tracking. This feature informs the owner of the precise location where the tracking signal vanished. In this instance, short of providing the exact location of the stolen car, the system provides information as to the general area where the car is currently located.

Our software permits customization of Car Watch as needed. When the owner parks his/her vehicle, he/she activates the Car Watch by telephone or over the Internet. If the vehicle moves prior to disarming the alarm, an emergency message is sent to the central server, which then initiates the tracking process. Information regarding any deviation from the programmed instructions as well as the precise location of the car is transmitted in real time. As a result, our system is designed to detect theft instantaneously.

Our product will be packaged in a small box, and it is intended to be easy to dissimulate, and incorporated or retrofitted to the car. The system's independent battery is connected to the car's battery for constant recharge and also it has a life of at least 2 days in case the car's battery is disconnected.

Besides theft detection, Car Watch can be utilized in the increasingly occurring events of carjacking involving kidnapping. In situations where the threat of such events taking place occur, the tracking device of the car can be programmed with a predetermined route that the vehicle is allowed to follow. Any deviation from the intended itinerary, common in the case of carjacking/kidnapping, would trigger the alarm and tracking signals.

In all events of theft, vandalism, carjacking and kidnapping, the central server can be instructed to contact the police.

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The planned introduction of Car Watch is in the fourth quarter of 2003.

         Product Introductions for 2004 and beyond

Our design of future products will have a direct correlation to improvements in technology, more particularly regarding the size of the electronic components and battery life. It is expected that we will be in a position to utilize our technology in a new line of products that are size-sensitive.

It is anticipated that several other products will complement our initial products as the technology further improves.

The introduction of new products in 2004 and beyond will be facilitated by the expected decrease in the cost of components and telecommunications, resulting in a corresponding relative decrease in price points and related increase in competitiveness.

The product that we have been identified for the next generation of development is:

-    "Smart Sneaker"

It is anticipated that the Smart Sneaker will integrate Child Watch in the sole of a sneaker as part of the manufacturing process. It will be equipped with a rechargeable battery. It is perceived that a child is less likely to lose his shoes than any other piece of clothing, and also that a manufacturer's incorporation of our system in the sneaker's sole is practically unobtrusive and undetectable, thereby improving the performance and reliability of our tracking system over other existing products. The tracking and alarm capabilities of the Smart Sneaker will otherwise be the same as in the Child Watch system.

Our current plans call for a market introduction of the Smart Sneaker in the second quarter of 2004.

Marketing Strategy and Markets

GPS technology currently is utilized as a passive method of tracking. Smart Technology seeks to bring a pro-active aspect to that process.

We do not assume all that our products can do for the customer, since it is the customer who instead determines what his/her specific needs are. Rather, we bring to fore what we believe to be the first "intelligent", i.e. programmable, GPS.

We believe that the market for our system is vast, as it responds to basic security and protection concerns that apply to a large spectrum of needs. The

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initial price points will limit the appeal to the affluent market; however, over time the cost of the technologies involved in our process are expected to reduce drastically, thereby expanding the potential market base.

The group known as Strategy Analysts predicts that location-finder services will represent an annual $7 billion in revenues in North America by 2005, and $9 billion in Europe. This market expansion will be preceded by an anticipated reduction in the cost of the technologies involved.

We believe that the appeal of Smart Technology should be considerably stronger than the initial concept of the GPS technology as it is used today as our marketing will focus on the notion that the users of our products will be able to prevent the loss of who or what they love. Our basic assumption is that a vast cross section of the population is prepared to invest money in order to prevent the loss of who or what is dear to them.

Our strategy is to determine the markets of choice and the price points in relations to these markets. Over time, our target markets will be modified and expanded with the advances in technology and cost reductions.

Contrary to current market practice, Smart Technology does not intend to sell the products or the services of an alarm company but rather to sell what we believe is a potential solution specific to the needs of each customer. We believe this approach will be one of the keys to our success.

We are focusing our attention to the market segments, which are immediately applicable to our technology and its price points. Although we perceive considerable breadth of the potential market, our initial goal of limited penetration should be sufficient to generate income with which to continue and expand our operations. The geographic markets initially targeted are: France, Switzerland, Belgium, and several countries in the Middle East.

In our initial stages, we have focused on the ability of management to utilize their wherewithal and connections in their home region for marketing and promotion. In addition to our current planned products, an those into which we plan to expand, we believe there could be market for Truck Watch, Smart Ski Boot and Bike Watch among others.

Marketing and promotion for our four initial products will be product-specific, however in all cases, media coverage will be utilized. Short of launching massive TV and radio advertising, which would not be cost-effective at our stage of development, we have chosen to rely on the effectiveness of press articles and TV commentaries and seeking such press. At the current time are in the process of implementing the following:

o Instructions and literature for our products in French and English. Our web site, which is being updated, will handle electronic communications with our customers to provide assistance to them.

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o    A fee-for-service hot line is in the process of being implemented to assist our customers in the programming of their system. We do not anticipate that this will be a separate profit center as we anticipate that the fee will only cover service cost.

o An optional programming service will be established. It is intended that this service will remotely program the device on the basis of parameters received from our customers by phone, fax, e-mail, and correspondence.

o Our products will dispatch a standard automated alarm warning over the phone, the Internet, in the form of text messages etc. This service, which is usage sensitive, will be billed by the phone company with which our customer base will have a contract.

o Similarly, tracking of the child, the pet or the car will be relayed to the customer through the same telephone service,

o Each product will be delivered with specific software. The software will contain factory settings with standard basic programming options, such as the distance from the house where the pet is allowed to roam, the location of the vehicle, the perimeter to and from school, which includes a child's regular route etc.

o A red button with two uses: it can be utilized as a panic button and also as a programming tool. For instance, when the red button is pressed, a customer has the ability to walk the outskirts of the perimeter where the pet is allowed to roam and the recorded information is automatically incorporated in the chosen parameters.

A necessary step in establishing our deployment will be to conclude an agreement with a major telephone company. In France we intend to sign-up with one of the three main players, namely France Telecom, Bouygues or SFR. It is anticipated that revenues from the telephone service will be split three ways between the service provider, the distributor (which may be a division of the distributor) and Smart Technology. To date, we have not finalized any of these agreements.

Our web site, which at the current time only contains introductory material and information on GPS in general, will be updated to address several goals that will be applicable to all four of our product lines:

-        Products and services overview,
-        Live demo,
-        Technology synopsis,
-        List of distributors and search by zip codes,
-        Purchases on-line,
-        Links to the telephone company for service subscription on-line,
-        Customer Service,
-        Investor relations,
-        Distributor relations.

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Our initial focus is in the following areas within these geographical markets.

     The Market for Child Watch

Tens of thousands of children disappear every year, often never to be seen again. The causes of disappearance range from running away to abduction and kidnapping. Our Child Watch system is designed to address two of these: abduction and kidnapping.

A competitor has announced a tracking device but it is not currently available on the market. It consists of a watch that incorporates a GPS tracking unit. We believe this device could have three limitations: its size, certain distinctive features and the lacking of a programmable chip. The distinctive features could capture the attention of the kidnapper who may be aware of the GPS device. The absence of a programmable chip prevents monitoring of the child's whereabouts as well as the ability to determine the perimeter where the child is considered in a safe zone.

The emotional impact of the potentiality of a lost child is such that we believe the potential market for this product extends beyond the traditional high-end population that may consider buying a device to prevent personal property such as their car, or a device to protect their pet.

In France, the potential market consists of the parents of the 9.8 million children between the ages of 4 and 16. We believe that the Belgian, Swiss and Middle Eastern markets conservatively represents a potential market at least equal to 25% of the French market. . One of our marketing techniques is to try to attract media coverage. We believe that Child Watch will receive the most media coverage in the countries selected as our initial targets, due to the high sensitivity of the subject matter and the frequent occurrence of children disappearance. We intend to implement a promotional campaign to compliment the media coverage along with targeted advertising in the magazines specializing in home, family and children.

For distribution, we intend to utilize the hundreds of retail outlets owned or franchised by our prospective telephone partner. It is intended that Child Watch will be displayed in each of the stores. It is anticipated that in the most densely populated areas, the outlets will carry inventory; in other, more dispersed areas, a central warehouse will receive and deliver purchase orders. In additions, we will seek to sell Child Watch through the largest general catalogue organizations such as La Redoute or the Trois Suisses and the product will be available for sale on our website in its updated format.

     The Pets Market

The French pet population totals approximately 52 million, of which 8.7 million are cats and 8.1 million dogs. In its findings released in 2002, an ad-hoc committee established by the French parliament for a specific study on stolen pets concluded that in France approximately 60,000 cats and dogs are stolen each year. These statistics do not include the numbers of pets that are merely lost, which could represent a much higher number than the stolen pets.

We believe that the fear that the possibility exists for a pet to be stolen or lost will entice many pet owners to purchase a device that could reduce the risk.

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We do not believe an effective  tracking device for pets currently exists in the market. Our Pet Watch product is designed to find out where a pet is located when the owner believes that it is lost or stolen. The software will alert the owner when the pet is no longer within the boundaries of the expected location.

In France alone, the primary gross market potential represents the owners of the approximately 17 million cats and dogs. Our estimates of target market are based on the assumption that 30% of pet owners are routinely concerned about losing their pet. We believe that the Belgian, Swiss and Middle Eastern markets would represent a potential market at least equal to10% of the French market.

For the promotion of Pet Watch, we intend to implement a special awareness campaign that will be directed to the national and regional pet associations as well as the national and regional veterinary associations. Also, we intend to participate in special pet programs on French TV. Selective advertising will be purchased in the pet-specific press.

For distribution, we will target the national and regional central purchasing companies that specialize in veterinary products and services, the large hypermarket chains, which all carry extensive pet products as well as the largest veterinary hospitals and clinics. Since the veterinary industry is fragmented, only the largest veterinary healthcare providers will be targeted for reasons of efficiency and maximum impact. We believe this is an effective method to reach the market as the veterinarian is a trusted healthcare care provider for customer's pets. We intend to provide documentation and posting material to the participating vet hospitals and clinics that will include a toll free number for purchase information. The veterinarian will be incentivized for each sale originating from their office. Also, we will attempt to implement an overlay distribution in specialized pet catalogues, and on purchasing web portals geared toward pet owners connecting to our distributors for order placement. To date, we have not finalized any arrangements in this market. We will include this product for sale on our updated website with a link to our appropriate distributors.

     The Car Market

Many cars, luxury and popular models alike, are routinely stolen. This is a worldwide phenomenon. In the French market alone, the number of stolen cars exceeds 300,000 per year, a quarter of which are never recovered. Theft related cost to the insurance companies in France is approximately $1.3 billion per year. The existing theft prevention products currently available on the market are inadequate to contain car theft. Besides the cost to the insurance companies, car owners suffer considerable cost and inconvenience when their vehicles are stolen; as, in most cases, the settlement with the insurance companies does not reimburse for the cost of new vehicle and the amount of the settlement is reduced by the deductible.

The existing theft prevention products use traditional alarm units or wheel locking devices. Even the very sophisticated units (CJ1 and CJ2 in Europe) fail to stop professional thieves. Several companies are starting to offer GPS as a solution to protect cars against theft. Despite improvements in protection

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efficacy, these proposed GPS solutions still do not signal when a car is stolen;
rather, the owner or the service company have to activate the GPS once they become aware that the car has been stolen. In many instances, the information is not timely enough to initiate an effective recovery process.

With our "Car Watch" product, an alarm is set off automatically as the car is moved from any authorized location/area. Our system is also provided with software that allows our customers to program the alarm and tracking system according to his/her specific needs. Our system is designed to offer constant watch, permanent tracking and flexible programming.

We believe that our initial target market will be with owners of popular and luxury automobile.

According to the estimates of the CCFA (French Committee of Car OEMs) the categories of car in circulation in France include approximately 20% in the popular tier and 7% are in the luxury tier. The two tiers combined amount to approximately 7.75 million vehicles. Since mainly newer cars are likely to be stolen, i.e. the cars that have been on the road for 3 years or less, our primary market potential is estimated at 3 million vehicles. We conservatively estimate that the Belgian, Swiss and Middle Eastern markets can add about 15% to the French market potential.

We intend to promote our product through three main channels: insurance companies, national and regional chains of distribution and installation of alarm systems and the end user. To date, we have not finalized arrangements in this market.

Insurance companies are directly impacted by car theft. We intend to promote the concept of being part of their regular mailings to policyholders. In our marketing to main national and regional distributors and installers of alarm systems we will promote the concept of distributions through their outlets, as well their installing and maintaining our product.

Timeline of Company Efforts

Within 3 to 6 months from the date of this prospectus, it is essential that we successfully raise a minimum of $500,000. We expect to be able to utilize this offering as the primary focus to achieve the raising of such capital.

During this process, we will refine our market research and establish preliminary letters of agreement with various companies for distribution, and with telephone partners in each of our geographical markets. We believe the experience of our officers, especially Mr. Asselineau's legal training, will assist us in establishing these preliminary letters of agreement.

In order to become fully-operational and profitable, we must first successfully raise a minimum of $500,000 in the present offering. Once we have raised these funds we will be able to (1) pay fees and expenses associated with our patent application; (2) complete the first stage updates on our website, finalize product design and finalize our corporate imaging; (3) continue our research and development to incorporate design improvements into our initial products; (4) do initial advertising and marketing in accordance with our market strategy for our

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initial  products;  (5) hire our Sales  Manager  and Sales  Representative;  (5)
relocate to suitable office facility to accommodate the additional staff; (6) develop our distribution network; (7) obtain contractual supply commitments with chosen product manufacturers; (8) launch distribution; and (9) launch our first products. As part of our advertising we intend to place our company and our new website on various popular websites, via links that will gain the attention of our targeted market and allow them to "click through" directly to our website. We are currently in the process of pursuing the above milestones, which we anticipate will take approximately six (6) months from the date we reach the minimum to complete. Funds generated from this offering will be used at each step of the above-described milestones. We have already researched the GPS industry and Mr. Asselineau and Mr. Safier have expended costs of approximately $25,000 towards the purchase of equipment, printing, legal and accounting expenses and both are committed to the success of our business plan. These expended costs were not made as loans by our officers and we have no intention of using the proceeds of this offering to repay these funds. Our introductory website is on line and we expect to update it by the end of 2002.

To the extent that we exceed the required minimum of $500,000 in capital raised through this share offering, we will seek to employ additional personnel. We view the addition of a Sales Manager and Sales Representative as the next required stage. Currently and until the 12th month following the final closing, our Board of Directors will authorize all hiring of personnel and consultants and decide on all salaries and retainers. Its decisions will be strongly influenced by optimum staff requirements and by the financial condition of our Company, Salaries and retainers, which may be below market conditions initially and until our Company starts operations, will not be higher than normal market conditions. It will be our Chief Financial Officer's responsibility to monitor the order flow from our sales efforts and from our website [in its expanded form that is anticipated to be in place by the end of 2002], keeping accurate track of our cash flow and net revenue. Our next employees will be in the area clerical staff. If we achieve more than the minimum we will pay all our current officers a competitive salary. We strongly believe that Mr. Asselineau, Mr. Safier and Mr. Gal's initial skills will enable us to successfully launch our business model; however, we believe that it will take a seasoned Sales Manager to enable us to grow beyond the start-up stage and into a successful and profitable business entity.

Should we meet more than the minimum, we intend to complete all of the steps above; however, the additional capital will allow us to (1) fully implement out website with increased capacity and functionality; (2) complete our research and development for our future products; (3) complete the product design and imaging for our planned future products; (4) increase our advertising to gain a higher image awareness; (5) engage marketing consultants with experience in hi tech products to create and implement a major marketing campaign; (6) pay each of our officers a competitive salary; (7) increase our office facilities to accommodate an increased staff; and (8) launch our future products. We believe that at maximum we will have sufficient working capital to sustain operations for a period of up to thirty-six (36) months.

At this point, we have not generated any revenues due to the preliminary research, market research, completion of our patent application, organizational activities and website design that have consumed our attention. As a result of this initial limited focus, we have limited business operations. There is no guarantee that we will be able to successfully establish business operations or revenues to a point where our business becomes viable.

Competition

The GPS market encompasses navigation, communications and information products. It is highly competitive. We believe the principal competitive factors that will impact the market for our products are features, quality, design, customer service, brand, price, time-to-market and availability. Management believes that we will generally compete favorably in these areas.

We believe that our principal competitors for our Car Watch, Child Watch, Pet Watch and Smart Collar can come from the following:

1. The current producers of consumer GPS-enabled product lines which include, Garmin, Ltd. Thales Navigation, Inc., Lowrance Electronics Inc., Cobra Electronics Corporation, Raymarine Ltd., Furuno Electronic Company, the Standard Horizon Division of Yaesu Co. Ltd., Navman Ltd. and Simrad AS.

2. The current producers of cellular product lines which include, Garmin, Ltd., Nokia Oy, Telefon AB LM Ericsson, Motorola, Inc., Benefon Oy, Siemens AG, Sony Corporation and Samsung.

3. The current producers of personal digital assistant product lines which include, Garmin, Ltd., Palm, Inc. and Handspring, Inc.

In addition, Car Watch product could face competition from the current producers of automotive product lines which include, Garmin, Ltd., Thales Navigations, Inc., Alpine Electronics, Inc., Denso KK, Visteon, the On-Star Division of General Motors Corporation, Xanavi Informatics Corporation, Robert Bosch GmbH, Siemens AG and Philips N.V.

All of our competitors are established businesses that have existing customer basis and better funding than us.

Sales and Marketing Plans

We anticipate that our initial sales and marketing efforts will be focused on advertising and development of an innovative distribution network and subsequently of a sale section to those distributors and partners. Our website www.smarttechno.com. will be utilized as a promotional tool and as a link to our distributors and partners; we do not have plans at this juncture to market our products directly on the Net. At this time, we already have created the main website, introducing Smart Technology, but we still have yet to develop the sale section to our distributors and partners. We believe that this special section will not take long to be completed once the present offering is closed at a higher level than the minimum, escrow is broken and funds are distributed.

Advertising

It is our belief that the GPS tracking industry has not fully utilized the distribution opportunities offered by either by the Internet or by conventional networks.

We will advertise our company, as well as our potential lines of products, using the traditional advertising mediums, such as: newspapers, consumer and industrial magazines, radio, television, printing campaigns, as well as Internet publications, web-broadcasts and word of mouth. Our primary focus will be to gain media attention because of the nature of the initial products we will introduce.

Expenditures

Our primary direct costs will be as follows:

>>   Marketing, advertising and sales related costs,
>> Salaries for Mr. Asselineau, Mr. Safier, Mr. Gal and other employees (payroll cost, actual or deferred);
>>   Employment related taxes; and
>>   Health benefits

Facilities

Initially, we will operate from 222 Lakeview Avenue. This facility will be sufficient during the initial term of our development. However, once additional employees are added, we will determine an appropriate site to locate future facilities.

Debt Financing

We have not yet sought any debt financing since we do not believe we would qualify for such a loan until we have initiated the sales process. Once the process has started, we will seek working capital loans primarily intended to finance inventory and accounts receivable. Since we will not seek debt financing until we are operating successfully, we believe we will be in a better position to negotiate appropriate placement and repayment terms for any such loans. However, in the event we were to receive financing but defaulted in payments, such financing could result in foreclosure of our assets that would be detrimental of our shareholders.

When we do seek to borrow funds, we do not intend to use the proceeds of such funding to make payments to our management (except for possible salaries, benefits and out-of-pocket expenses).

Industry Regulation

We are not subject to industry specific regulation.

Current Employees and Proposed Staffing

Currently we only employ Mr. Asselineau, Mr. Safier and Mr. Gal. Currently, and until the 12th month following the final closing, our Board of Directors will authorize all hiring of personnel and consultants and decide on all salaries and retainers. Its decisions will be strongly influenced by optimum staff requirements and by the financial condition of our company. Salaries and retainers, which may be below market conditions initially and until our company starts operations, will not be higher than normal market conditions.

To the extent that we exceed the required minimum of $500,000 in capital raised through this share offering, we will seek to employ additional personnel. We view the addition of a Sales Manager and Sales Representative as the next stage. It will be our Chief Financial Officer's responsibility to monitor the order flow from our sales efforts and from our website [in its expanded form that is anticipated to be in place by the end of 2002], keeping accurate track of our cash flow and net revenue. Our next employees will be in the area clerical staff. We strongly believe that Mr. Asselineau and Mr. Safier's initial skills will enable us to successfully launch our business model; however, we believe that it will take a seasoned sales manager to enable us to grow beyond the start-up stage and into a successful and profitable business entity

Should we meet substantially more than the minimum, we intend to complete all of the steps above; however, the additional capital will allow us to (1) fully implement out website with increased capacity and functions; (2) complete our research and development for our future products; (3) complete the product design and imaging for our planned future products; (4) increase our advertising to gain a higher image awareness; (5) engage marketing consultants with experience in hi tech products to create and implement a major marketing campaign; and (6) increase our office facilities to accommodate an increased staff; and (7) launch of future products. We believe that at the maximum level of capital raised under this placement, we will have sufficient working capital to sustain operations for a period of up to thirty-six (36) months without revenues.

We believe Mr. Asselineau and Mr. Safier's experience, when combined with a marketing and distribution alternative, provide for the expansion of our business model; however, we can give no assurance that we will be successful in our efforts. Moreover, we believe this model will be further enhanced by the advantages of greater availability of capital and potential for growth by being a public, as compared to a privately-held, company.

It is generally anticipated that any future employees will devote full time to our operations. The Board of Directors may then, in its discretion, approve the payment of cash or non-cash compensation to these employees for their services.

                                   Management

The following table reflects the name, address, age and position of our executive officers and directors. Until such time as we are fully operational, our executive officers are anticipated to devote only such time as is necessary to operate Smart Technology. In this regard, our officers will spend an average of 2 weeks per month at least for the earlier of the first 6 months of development or until the minimum offering is reached. After the first 6 months or after the minimum is reached, Mr. Asselineau, Mr. Safier and Mr. Gal will devote full time to Smart Technology. For additional information, see the biographical information that follows:


Name                         Age      Position
-----------------------------------------------------
Mr. Marc Asselineau          46       President and Director
222 Lakeview Avenue
PMB 433
West Palm Beach, FL33401

Mr. Jamie Safier             26       Secretary and Director
222 Lakeview Avenue
PMB 433
West Palm Beach, FL33401

Mr. Jean Michel Gal          55       Chief Financial Officer
68 Plochmann Lane
Woodstock, NY  12498

All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Our officers are elected by the Board and serve until the annual meeting of the Board of Directors and until their successors have been elected and qualify. Aside from employing Mr. Asselineau, Mr. Safier and Mr.Gal as officers and directors, there are no other individuals whose activities will be material to our operations at this time.

Marc Asselineau, age 46 has served as our President and Director since formation in May 2001. He is a French citizen who lives permanently in the United States. In addition to his duties for our company, from 1999 to 2002, Mr. Asselineau has acted as a consultant for several companies principally in the areas of financial and industrial strategy. Since May 2001 he has been a Board member of Patient On Line, Inc. In this capacity he is required to spend approximately 1day every 3 months attending to the affairs of that company. From December 2000 to the first quarter 2002, he served as a consultant to Patient On Line, Inc. as well. From 1997 to 1999, Mr. Asselineau was President & CEO of Lasertec International, Inc., a company involved in medicine and the environment where his duties included the overall management of the affairs of the company. From 1989 to 1996 he also was an consultant to several high tech companies and financial adviser to foreign investors in France. From 1986 to 1989, Mr. Asselineau was the co-founder and President of Imapply International, an image treatment and artificial intelligence company where his duties included the overall management of the affairs of the company . From1978 to 1980, Mr. Asselineau was a professor of business law after graduating from the University of Aix-en-Provence in France, legal section in 1977-78.

Jamie Safier: Mr. Safier, age 26 has served as our Secretary and Director since formation in May 2001. He worked from 1999 until 2001 for Mill Supply Co. in Baltimore MD where he was a supervisor who regulated outside sales of business and electrical equipment. Mr. Safier graduated from the University of South Florida with a Bachelor of Science Degree in Business Management and a Minor in Economics, in May 1999.

Jean Michel Gal, age 55 has served as our Chief Financial Officer since October, 2002. Prior to joining Smart Technology, Mr Gal was acting CFO of Madison Pharmacy, Inc., a company specializing in hormone replacement therapy [1999 to 2001]. Mr. Gal has served as a Board of Directors of Patient On Line, Inc. since 2000 and served as a consultant to that company from 2000 until April 2002. Patient On Line, Inc. is a company specializing in electronic medical records. In his capacity as a director, Mr. Gal is required to spend approximately 1day every 3 months attending to the affairs of that company. From August 2000 to January 2001, Mr. Gal was a consultant of Wall Street Systems, a software company specializing in fixed income and foreign exchange products. In prior assignments, Mr. Gal gained extensive and varied experience in commercial, investment and merchant banking during more than 25 years of US and European business employment. His previous assignments included Chief Financial Officer of Lasertec International, Inc., a public company involved in cancer treatment and the environment [1977 to 1999], Investment Banker at Auerbach, Pollak & Richardson, Inc. [1992 to 1997], Managing Director of GiroCredit Merchant Bank in New York [1988 to 1992], a Vice President and Unit Head of Leveraged Finance at Citibank NA and Deputy Head of the Corporate Finance Group in Paris [1980 to 1988]. Early in his career, Mr. Gal was the Manager of International Finance at Borden, Inc. in New York [1974 to 1976]. Mr. Gal has a MBA from Columbia
University [1972] and a law degree [1969] and a diploma [1970] from the "Institut d'Etudes Politiques" in Paris.

Remuneration and Employment Contracts

At inception, Mr. Asselineau was issued 600,000 shares of our common stock valued at $60 for services including, but not limited to preparation of the Articles of Incorporation, the Bylaws, determination of the application of various Florida statutes, assistance with the preparation of the business plan, consultation on the website design and marketing and review and analysis of the financial requirements of Smart Technology. Based on the fact that these shares were granted at inception with no market at all, we believe that this issuance and the valuation are fair.

Except for this described compensation, it is not anticipated that our officer will received any cash or non-cash compensation for their services except for salaries. When we begin operations, it is anticipated that the Board of Directors will approve payment of salaries in an amount not to exceed $75,000 per year for each officer. We do not have an employment contract with any of our officers. Due to our limited amount of funds, we did not believe it would be advantageous to us to commit to contractual arrangements. Should we be successful with our offering at a minimum, then our Directors intend to consider the benefits that may be derived from entering into contracts with our employees as well as paying them a competitive salary, including Mr. Asselineau, Mr. Safier and Mr.Gal.

Compensation of Directors

Until we have significant sales revenues, no member of the Board of Directors will be paid separately for their services. Directors' out-of-pocket expenses will be reimbursed upon presentation of appropriate documents. Mr. Asselineau and Mr. Safier are our sole Directors.

Employee Benefits

We do not provide officers with pension, stock appreciation rights, long-term incentive or other plans but have the intention of implementing such plans in the future.

We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 shares will be reserved when such plan is implemented. We intend to seek shareholder approval for the plan.

We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. We also intend to adopt a retirement plan, such as a 401(k) retirement plan and to implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors. Any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and any options granted will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant. We intend to seek shareholder approval for the employee bonus and 401(k) plans.

                                   Litigation

There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against Mr. Asselineau, Mr. Safier, Mr. Gal or us.

                             The Company's Property

We do not own any real property and do not have a principal plant or other materially important physical property. Currently, we conduct our business from 222 Lakeview Avenue, which we believe will be sufficient for our purposes until such time as we have reached the minimum and engaged additional employees.

      Securities Ownership of Certain Owners and the Principal Shareholder

The  following  table  summarizes  certain   information  with  respect  to  the
beneficial ownership of company shares, immediately prior to and after this offering. The following table sets forth information as of September 30, 2002, regarding the ownership of common stock by each shareholder known to be the owner of more than 5% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned.

                                                                         After the Offering
Name and Address of                Prior to Offering(1)              Minimum               Maximum
Beneficial Owner:                    Number          %         Number      %     Number          %
---------------------------------------------------------------------------------------------------------
Marc Asselineau (2)                  600,000         52.91     600,000   48.62    600,000       28.12
222 Lakeview Avenue
PMB 433
West Palm Beach, FL33401

Jamie Safier                               0            0            0       0          0           0
222 Lakeview Avenue
PMB 433
West Palm Beach, FL33401

Mr. J M  Gal                               0            0            0       0          0           0
68 Plochmann Lane
Woodstock, NY  12498

DMI Joaillerie Paris                  84,851         7.48       84,851(3) 6.88     84,851(3)     3.98
95 Rue La Boetie
Paris, France 75008

Matthews Morris, Inc                 100,000         8.82      100,000(3) 8.10    100,000(3)     4.69
414 rue St Honore
75008 Paris

All Directors, Officers and
Shareholders as a Group
(three (3) persons)                  600,000        52.91       600,000  48.62    600,000       28.12

Total Shares Outstanding           1,134,053       100.00     1,234,053 100.00  2,134,053      100.00


(1) Based upon 1,134,053 shares of our common stock issued and outstanding as of September 30, 2002.

(2) Mr. Asselineau, Mr. Safier and Mr. Gal may be deemed promoters under the Act. Mr. Asselineau and Mr. Safier are our directors and, along with Mr. Gal, serve as our executive officers.

(3) As indicated in the selling shareholders table, DMI Joaillerie Paris and Matthews Morris, Inc. may sell up to 84,851 and 100,000 shares of their common stock respectively. Matthews Morris Inc., which is a company that provides business and financial consulting services, is controlled by Mr. Christophe Giovannetti.

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Since inception, we have conducted limited business operations including creation of our initial website, marketing research, product research and design, preparation of our patent application, organizational and capital-raising activities. For the period from inception through December 31, 2001, we have had no revenue from operations and accumulated operating expenses amounted to $107,096. These operating expenses are related to start up, legal and organizational expenses. We propose to sell GPS tracking devices to the public via commercial distribution

As of December 31, 2001, we had approximately $306,000 in cash in the bank and we believe that this will meet our specific cash requirements for the next 3 to 12 months. In addition, we have completed a majority of the start-up organizational, fund-raising and research activities necessary to position us to start the next level of our business. We do not foresee the incurring of substantial additional losses at this point. However, we must successfully complete this offering (at least the $500,000 minimum), in order to finalize the design and implementation of our initial products, establish binding agreements with telephone partners, implement our distribution outlets, hire our Sales Manager and Sales Representative. We do not intend to purchase additional real or personal property or equipment until the completion of at least the minimum of this offering. We anticipate that these efforts can be undertaken with our cash on hand and the raising of the minimum of $500,000 from this offering. If we are unable to generate additional sufficient capital from our offering or revenue from operations to implement our business plans, we intend to explore all available alternatives for debt and equity financing, including private and public securities offerings.

Initially, Mr. Asselineau, Mr. Safier and Mr. Gal will be solely responsible for developing our business. However, when sufficient capital becomes available, we expect to employ a Sales Manager, Sales Representative, pay our Chief Financial Officer a salary and engage clerical staff. In addition, we expect to continuously engage in market research in order to improve our initial products and planned future products and to monitor new market trends and other critical information deemed relevant to our business. This continuous research will take in the form of reports from our sole officers.

For the Year Ended December 31, 2001

     Financial Condition, Capital Resources and Liquidity

     General

1. As of December 31, 2001, we had $306,000 in assets and $3,000 of liabilities.

2. Since inception, we have received $410,407 in cash, $70,732 in stock subscriptions receivable and $82 in services as payment for the issuance of shares.

3. Our working capital is presently minimal and there can be no assurance that our financial condition will improve.

4. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

     Issuance of Stock

1. At inception, the Company issued 815,775 shares of its restricted common stock to five (5) persons valued at $0.0001 per share for a total value of $81.58 for services rendered in connection with the organization of the Company. For such issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder and
Section 402(b)(9) of the Massachusetts securities laws..

2. In June 2001, the Company sold 45,029 shares of its restricted common stock to one (1) entity valued at $1.00 per share for a total consideration of $40,029 in cash and $5,000 in stock subscriptions. For such sale, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

3. In November and December 2001, the Company issued 31,853 shares of its restricted common stock to four(4) persons for services valued at $2.50 per share for a total value of $79,633. For such issuances, the Company relied upon
Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

4. From August through December 2001, the Company sold 142,591 shares of its restricted common stock to twenty-five (25) persons valued at $2.50 per share for a total consideration of $290,745 in cash and $65,732 in stock subscriptions. For such sales, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

5. In January 2002, the Company received cash in the amount of $12,425 for the stock subscriptions outstanding at December 31, 2001. In January and February
2002, the Company sold 88,346 shares of its restricted common stock to twenty-three (23) persons for cash and subscriptions receivable totaling $265,038, or $3.00 per share.

6. In January and February 2002, the Company issued 8,519 shares of common stock in exchange for services to two (2) persons valued at $22,187, or $2.60 per share. For such sales and issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

Even though we believe with the successful minimal offering, we will obtain sufficient capital with which to implement our business plan on a limited scale, we do not expect to continue operations on a larger scale without an additional increase in revenue from the promotion and/or and additional infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders.

     Net Operating Losses

We have net operating losses carry-forwards of $238,000, $130,000 and $108,000 expiring at December 31, 2022 and 2021. These operating expenses are related to start up, legal and organizational expenses. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our ability to utilize these carry-forwards is unclear. looking statements.

For the nine months ended September 30, 2002

     Financial Condition, Capital Resources and Liquidity

     General

1. As of September 30, 2002, we had $484,673 in assets and $3,000 of liabilities.

2. Since inception, we have received $697,570 in cash, $58,307 in stock subscriptions receivable and $22,269 in services as payment for the issuance of shares.

3. Our working capital is presently minimal and there can be no assurance that our financial condition will improve.

4. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

         Issuance of Stock

1. In January 2002, the Company received cash for the stock subscriptions outstanding at December 31, 2001. In January and February 2002, the Company sold 88,346 shares of its restricted common stock to twenty-three (23) persons for cash and subscriptions receivable totaling $265,038, or $3.00 per share.

2. In January and February 2002, the Company issued 8,519 shares of common stock to two (2) persons in exchange for services valued at $22,187, or $2.60 per share. For such sales and issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

3. In August and September 2002, the Company sold 1940 shares of its restricted common stock to five (5) persons for cash totaling $9,700, or $5.00 per shares. For such sales, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     Net Operating Losses

We have net operating losses carry-forwards of $238,000, $130,000 and $108,000 expiring at December 31, 2022 and 2021. These operating expenses are related to start up, legal and organizational expenses. We also have a $36,000 deferred tax asset resulting from the loss carry-forwards. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our ability to utilize these carry-forwards is unclear. looking statements.

Historical Fact Versus Projection and Expectation

Statements contained in this document, which are not historical fact, are forward-looking statements based upon management's current expectations. These subjective assessments are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities Deferral of the Effective Date of FASB Statement No. 133," the Company delayed the implementation of SFAS No. 133, as amended by SFAS 138. The standard is effective January 1, 2001 and management does not expect the adoption of the standard to have any impact on the financial position or results of operations of the Company.

In December 1999, the Securities and Exchange commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statement" summarizing the SEC's views in applying generally accepted accounting principles to various recognition issues. Management believes that its revenue recognition practices are in conformity with SAB No. 101.

In April 2000, the FASB issued FASB Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB No. 25." We have adopted the provisions of FIN No. 44, and such adoption did not impact our results of operations.

In September 2000, the FASB issued SFAS No. 140 " Accounting for Transfers and Servicing of Financial Asset and Extinguishment of Liabilities", a replacement of SFAS No. 125. The standard is effective in 2001 and management does not expect the standard to have any effect on our financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." These standards are effective in 2001 and management does not expect the standards to have any effect on our financial position or results of operations.

In July 2001, the SEC issued SAB 102 "Selected Loan Loss Allowance Methodology and Documentation Issues." We do not expect this SAB to have any effect on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." Management does not expect this standard to have any effect on our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets." Management does not expect this standard to have any effect on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Recission of FASB statements No. 4, 44 and 64, amendment of FASB statement No. 13, and technical corrections." Management does not expect this standard to have any effect on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for costs associated with exit or disposal activities." Management does not expect this standard to have any effect on our financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of certain financial institutions." Management does not expect this standard to have any effect on our financial position or results of operations.


Certain Provisions of Florida Law
And of The Company's Articles of Incorporation And Bylaws

Under Florida law, a director of Smart Technology is not personally liable for monetary damages to us or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to perform, those duties constitutes or result in: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the director is liable for an unlawful corporate distribution; (4) a proceeding by or in the right of Smart Technology to procure a judgment in its favor or by or in the right of a shareholder, for conscious disregard for the best interest of Smart Technology, or willful misconduct; or (5) a proceeding by or in the right of someone other than Smart Technology or a shareholder, for recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Further, under Florida law, a director is not deemed to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and without further limitation:

(1) In an action other than a derivative suit regarding a decision by the director to approve, reject, or otherwise affect the outcome of an offer to purchase the stock of, or to effect a merger of, Smart Technology, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not such disinterested directors constitute a quorum);

(2) The transaction and the nature of any personal benefits derived by a director are disclosed or known to the shareholders entitled to vote, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of such shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

(3) The transaction was fair and reasonable to Smart Technology at the time it was authorized by the board, a committee, or the shareholders, notwithstanding that a director received a personal benefit.

Our Articles of Incorporation as amended provide the following:

                           ARTICLE XI. INDEMNIFICATION

The Corporation shall indemnify its Officers, Directors, Employees and Agents in accordance with the following:

(a) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was otherwise serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct to be unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

(b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to whether such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director, employee or agent is proper under the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for that purpose.

(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

(f) The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

(g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person."

Our Bylaws provide the following:

                                   ARTICLE XI
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation shall indemnify each of its directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

Except as provided hereinbelow, any such indemnification shall be made by the Corporation only as authorized in the specific case upon determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum of directors; or (b) by the shareholders.

Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding if authorized by the Board of Directors and upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith without any further determination that he has met the applicable standard of conduct set forth above."

Further, Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(i) one-fifth or more, but less than one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Articles of Incorporation of Smart Technology exclude the ramifications of Section 607.0902 as they apply to control-share acquisitions of shares of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Smart Technology pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Act and if, therefore, unenforceable.

                        Absence of Current Public Market

There is no current public trading market for the shares. While we intend to have a market maker apply to qualify the shares for quotation on the Over-the-Counter Bulletin Board ("OTCBB") after the effective date of this prospectus, there is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.

                              Description of Stock

Our shares may be subject to the low-priced security (or so-called "penny stock") rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, the rules require (among other things) the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission (SEC") relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. If our shares are characterized as a penny stock, the ability of purchasers in this offering to sell their shares could be limited regardless of whether or not a secondary market develops.

Common Stock

We are authorized to issue 50,000,000 shares of common stock, $0.0001 par value. Our legal counsel, Mintmire and Associates, has concluded the issued and outstanding shares of common stock being registered will be validly issued, fully paid and non-assessable. In order to obtain equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial portion of our revenues, if any.

All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

Dividends

The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine. We do not expect to pay dividends for the foreseeable future.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value. The issuance of preferred stock does not require approval by our shareholders. Preferred shareholders may have the right to receive dividends, certain preferences in liquidation and conversion and other rights. Currently, we have no issued and outstanding preferred shares and none are contemplated.

Transfer Agent

The transfer agent is Interwest Transfer Company whose offices are located at 1981 East Murray Holliday Rd., Salt Lake City, Utah 84117

Certain Provision of Florida Law

Section 607.0902 of the Florida Business Corporation Act prohibits voting by shareholders in a publicly-held Florida corporation who acquired their shares in a "control share acquisition" unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A control share acquisition is an acquisition of shares that immediately entitles the shareholder to vote in the election of directors within each of the following ranges of voting power:

1. one-fifth or more, but less than one-third of such voting power;
2. one-third or more, but less than a majority of such voting power; or
3. more than a majority of such voting power.

Our Amended Articles of Incorporation specify that Section 607.0902 does not apply to control-share acquisitions of shares we offer.


                             Subscription Procedure

In order to purchase shares:

1. An investor must complete and sign copy of the subscription agreement and power of attorney.

2. Checks should be made payable as follows: Donald F. Mintmire, P.A. Trust Account. The minimum check amount accepted is $1,500.

3. The check and the subscription agreement should be mailed or delivered to the escrow agent at: Mintmire and Associates 265 Sunrise Avenue Suite 204 Palm Beach, FL 33480

You must indicate in the subscription agreement whether your net worth and/or annual income meet indicated suitability standards set forth in "Prospectus Summary." In addition, you must indicate that you have received this prospectus and that you are a citizen or permanent resident of the United States.

Escrow Account.

Funds from the sale of this offering will be retained in an attorney escrow account maintained with our securities counsel. Under pertinent Florida regulation, interest will be paid to the Florida Bar Association for funding attorney representation for those who cannot otherwise afford counsel. Accordingly, any interest will not be paid to shareholders or us. If the minimum is not achieved, the full subscription amount will promptly be returned without deduction.

                              ERISA Considerations

Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will rely on the determination made by such experts, although no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.

                                  Legal Matters

The validity of Shares being offered by this prospectus will be passed upon for by Mintmire and Associates, 265 Sunrise Avenue Suite 204, Palm Beach,. Florida 33480. This firm acts as counsel to Smart Technology, the issuer of the shares offered by this prospectus. The firm was not hired on a contingent basis, will not receive a direct or indirect interest in Smart Technology and was not a promoter, underwriter, voting trustee, director, officer or employee of Smart Technology.

                                     Experts

The financial statements included in this prospectus and in the registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. Their report contains information regarding our ability to continue doing business. The firm was not hired on a contingent basis, will not receive a direct or indirect interest in Smart Technology and was not and is not a promoter, underwriter, voting trustee, director, officer or employee of Smart Technology. The firm has been the auditors for Smart Technology since its inception and there have been no changes in accountants or disagreements with them.

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


                              Available Information

We have filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the Registration Statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC's Main Office at 450 Fifth Avenue NW, Washington, DC 20549.

Copies of the registration statement can be obtained from the Public Reference Section of the SEC's main office. Statements made, in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance, are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the Registration Statement.

For further information about us and our shares of common stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's website which contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov).







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                                       54

                          INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report................................................F-2

Balance Sheet...............................................................F-3

Statement of Operations.....................................................F-4

Statement of Stockholders' Equity...........................................F-5

Statement of Cash Flows.....................................................F-6

Notes to Financial Statement................................................F-7

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
Smart Technology, Inc.
(A Development Stage Enterprise)
West Palm Beach, Florida

We have audited the accompanying balance sheet of Smart Technology, Inc., a development stage enterprise, as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the period from May 14, 2001 (Inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smart Technology, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the period from May 14, 2001 (Inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.







/s/ Durland & Company, CPAs, P.A.
Durland & Company, CPAs, P.A.
Palm Beach, Florida
March 7, 2002

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                                  Balance Sheet




                                                                     September 30,         December 31,
                                                                          2002                 2001
                                                                  -------------------  --------------------
                                                                      (unaudited)
                  ASSETS
CURRENT ASSETS
  Cash                                                            $           424,673  $            305,536
  Prepaid expenses                                                             10,000                     0
                                                                  -------------------  --------------------

          Total current assets                                                434,673               305,536
                                                                  -------------------  --------------------

OTHER ASSETS
  Intangible assets                                                            50,000                     0
                                                                  -------------------  --------------------

          Total other assets                                                   50,000                     0
                                                                  -------------------  --------------------

Total Assets                                                      $           484,673  $            305,536
                                                                  ===================  ====================

                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                $                 0  $                  0
  Short-term loan                                                               3,000                 3,000
                                                                  -------------------  --------------------

          Total current liabilities                                             3,000                 3,000
                                                                  -------------------  --------------------

Total Liabilities                                                               3,000                 3,000
                                                                  -------------------  --------------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, authorized 10,000,000
        shares; 0 issued and outstanding                                            0                     0
  Common stock, $0.0001 par value, authorized 50,000,000 shares;
      1,134,053 and 1,020,109 issued and outstanding                              113                   103
  Additional paid-in capital                                                  778,033               481,118
  Stock subscriptions receivable                                              (58,307)              (70,732)
  Deficit accumulated during the development stage                           (238,166)             (107,953)
                                                                  -------------------  --------------------

          Total stockholders' equity                                          481,673               302,536
                                                                  -------------------  --------------------

Total Liabilities and  Stockholders' Equity                       $           484,673  $            305,536
                                                                  ===================  ====================













     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                             Statement of Operations




                                                                       From               From               From
                                                                   May 14, 2001       May 14, 2001       May 14, 2001
                                               Nine Months         (Inception)        (Inception)        (Inception)
                                                  Ended              through             through            through
                                               September 30,      September 30,       December 31,      September 30,
                                                   2002                2001               2001               2002
                                            ------------------  ------------------ ------------------ ------------------
                                               (unaudited)         (unaudited)                           (unaudited)
Revenues                                    $                0  $                0 $                0 $                0
                                            ------------------  ------------------ ------------------ ------------------

General and administrative expenses                    130,213                  25            107,017            237,230
Services - related party                                     0                  79                 79                 79
                                            ------------------  ------------------ ------------------ ------------------

        Total expenses                                 130,213                 104            107,096            237,309
                                            ------------------  ------------------ ------------------ ------------------

Loss from operations                                  (130,213)               (104)          (107,096)          (237,309)

Other Income (Expense)
   Foreign currency transaction gain (loss)                  0                   0               (857)              (857)
                                            ------------------  ------------------ ------------------ ------------------

        Total other income (expense)                         0                   0               (857)              (857)
                                            ------------------  ------------------ ------------------ ------------------

Net loss                                    $         (130,213) $             (104)$         (107,953)$         (238,166)
                                            ==================  ================== ================== ==================

Loss per weighted average common share      $            (0.12) $            (0.01)$            (0.12)
                                            ==================  ================== ==================

Number of weighted average common shares
outstanding                                          1,120,952             880,937            926,207
                                            ==================  ================== ==================










     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                        Statement of Stockholders' Equity




                                                                                                       Deficit
                                                                                                     Accumulated
                                                                         Additional      Stock        During the       Total
                                                 Number of     Common      Paid-In        Subs.       Development  Stockholders'
                                                  Shares       Stock      Capital       Receivable      Stage         Equity
                                                ------------- ---------- ------------  ------------ -------------- -------------

BEGINNING BALANCE, May 14, 2001                             0 $        0 $          0  $          0 $            0 $           0

Shares issued for services  - $0.0001/sh.             815,775         82            0             0              0            82
Shares issued for cash - $1.00/sh.                     45,029          4       45,025        (5,000)             0        40,029
Shares issued for services - $2.50/sh.                 31,853          3       79,630             0              0        79,633
Shares issued for cash - $2.50/sh.                    142,591         14      356,463       (65,732)             0       290,745

Net loss                                                    0          0            0             0       (107,953)     (107,953)
                                                ------------- ---------- ------------  ------------ -------------- -------------

BALANCE, December 31, 2001                          1,035,248        103      481,118       (70,732)      (107,953)      302,536

Shares issued for services - $2.60/sh.                  8,519          1       22,186             0              0        22,187
Shares issued for cash - $3.00/sh.                     88,346          8      265,030             0              0       265,038
Shares issued for cash - $5.00/sh.                      1,940          1        9,699             0              0         9,700
Stocks subscriptions collected                              0          0            0        12,425              0        12,425

Net loss                                                    0          0            0             0       (130,213)     (130,213)
                                                ------------- ---------- ------------  ------------ -------------- -------------

ENDING BALANCE, September 30, 2002
(unaudited)                                         1,134,053 $      113 $    778,033  $    (58,307)$     (238,166)$     481,673
                                                ============= ========== ============  ============ ============== =============








     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows



                                                                                 From             From            From
                                                                             May 14, 2001       May 14, 2001    May 14, 2001
                                                            Nine Months       (Inception)       (Inception)      (Inception)
                                                               Ended            through           through          through
                                                           September 30,     September 30,      December 31,    September 30,
                                                                2002             2001             2001            2002
                                                         ------------------ ----------------- --------------- ----------------
                                                            (unaudited)       (unaudited)                      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                 $         (130,213)$            (104)$      (107,953)$       (238,166)
Adjustments to reconcile net loss to net cash used by
operating activities:
        Stock issued for services                                    22,187                82          79,715          101,902
Changes in operating assets and liabilities
        (Increase) decrease in prepaid expenses                     (10,000)                0               0          (10,000)
        Increase (decrease) in accounts payable                           0                 0               0                0
                                                         ------------------ ----------------- --------------- ----------------

Net cash used by operating activities                              (118,026)              (22)        (28,238)        (146,264)
                                                         ------------------ ----------------- --------------- ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of intangible asset                                     (50,000)                0               0          (50,000)
                                                         ------------------ ----------------- --------------- ----------------

Net cash from investment activities                                 (50,000)                0               0          (50,000)
                                                         ------------------ ----------------- --------------- ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan                                             0             3,000           3,000            3,000
Proceeds from issuance of common stock                              274,738            40,029         330,774          605,512
Proceeds from stock subscriptions receivable                         12,425                 0               0           12,425
                                                         ------------------ ----------------- --------------- ----------------

Net cash provided by financing activities                           287,163            43,029         333,774          620,937
                                                         ------------------ ----------------- --------------- ----------------

Net increase (decrease) in cash                                     119,137            43,007         305,536          424,673
                                                         ------------------ ----------------- --------------- ----------------

CASH, beginning of period                                           305,536                 0               0                0
                                                         ------------------ ----------------- --------------- ----------------

CASH, end of period                                      $          424,673 $          43,007 $       305,536 $        424,673
                                                         ================== ================= =============== ================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Non-Cash Financing Activities:
Common stock issued for subscriptions receivable         $                0 $               0 $        70,732 $         70,732
                                                         ================== ================= =============== ================











     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                   (Information with regard to the nine months
                ended September 30, 2002 and 2001 is unaudited)


(1) The Company Smart Technology, Inc. (the Company) is a Florida chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on May 14, 2001 and has elected December 31 as its fiscal year end.

     The Company has not yet engaged in its expected operations. Current activities include raising additional capital and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

     The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

     b) Start-Up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position
     (SOP) 98-5.

     c) Net loss per share Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

     d) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

     e) Interim financial information The financial statements for the nine months ended September 30, 2002 and 2001 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the nine months are not indicative of a full year results.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 1,134,053 shares of common stock issued and outstanding at September 30, 2002. The Company had issued none of its shares of preferred stock at September 30, 2002. In May 2001, the Company issued 815,775 shares of common stock to its founders for services rendered in connection with the organization of the Company, valued at par value or $82.

     In June 2001, the Company sold 45,029 shares of common stock for $40,029 in cash and $5,000 in subscriptions receivable.

     From August through December 2001, the Company sold 142,591 shares of common stock for $290,745 in cash and $65,732 in stock subscriptions receivable, or $2.50 per share. In November and December 2001, the Company issued 31,853 shares of common stock for services valued at $79,633, or $2.50 per share.

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(2)  Stockholders'  Equity  (Continued)  From January through February 2002, the
     Company sold 88,346 shares of common stock for $265,038, or $3.00 per share. In August and September 2002, the Company sold 1,940 shares of common stock for $9,700, or $5.00 per share. The Company received $12,425 of stock subscriptions receivable. From January through September 2002, the Company issued 8,519 shares of common stock for services valued at $22,187, or $2.60 per share.

(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $238,000 expiring
     $130,000 and $108,000 at December 31, 2022 and 2021, respectively. The amount recorded as deferred tax asset as of September 30, 2002 is approximately $36,000 which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4)  Related Parties See Note (2) for shares issued for services to founders.

(5) Intangible Assets In June 2002, the Company acquired a database of information from an unrelated company in exchange for $50,000.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Offering covered by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

TABLE OF CONTENTS
Descriptive Title               Page
Prospectus Summary                 4
Summary Financial Data             6
Risk Factors                       6
Related Party Transactions        10           100,000 - $1,000,000 of Shares of Common Stock
Fiduciary Responsibility of                                  at $5.00 per Share
  the Company's Management        11            Selling Shareholders May Also Be Selling 534,053
 Selling Shareholders             11                         Additional Shares
Application of Proceeds           20
Dilution                          22
The Company                       23
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations        42                      SMART TECHNOLOGY, INC.
Absence of Current Public
  Market                          50
Description of Capital Stock      50
Subscription Procedure            51                             PROSPECTUS
ERISA Considerations              52
Legal Matters                     53
Experts                           53
Available Information             54                             ___________ , 2002
Financial Statements             F-1


Until __________, 2002 (90 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     Information Not Required in Prospectus

Item 1. Indemnification of Directors and Officers

Under Florida law, a director of Smart Technology is not personally liable for monetary damages to Smart Technology or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to pet-form, those duties constitutes or result in: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the director is liable for an unlawful corporate distribution; (4) a proceeding by or in the right of Smart Technology to procure a judgment in its favor or by or in the right of a shareholder, for conscious disregard for the best interest of Smart Technology, or willful misconduct; or (5) a proceeding by or in the right of someone other than Smart Technology or a shareholder, for recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Further, under Florida law, a director is not deemed to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and without further limitation:

(1) In an action other than a derivative suit regarding a decision by the director to approve, reject, or otherwise affect the outcome of an offer to purchase the stock of, or to effect a merger of, Smart Technology, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not such disinterested directors constitute a quorum);

(2) The transaction and the nature of any personal benefits derived by a director are disclosed or known to the shareholders entitled to vote, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of such shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

(3) The transaction was fair and reasonable to Smart Technology at the time it was authorized by the board, a committee, or the shareholders, notwithstanding that a director received a personal benefit.

Our Articles of Incorporation as amended provide the following:

                          "ARTICLE XI. INDEMNIFICATION

The Corporation shall indemnify its Officers, Directors, Employees and Agents in accordance with the following:

(a) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was otherwise serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed tote best interests of the Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct to be unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

(b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to whether such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or mailer therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director, employee or agent is proper under the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for that purpose.

(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

(f) The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

(g) The indemnification provided by this Article shall not be deemed exclusive of any other tights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person."

Our Bylaws provide the following:

                                   "ARTICLE XI

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation shall indemnify each of its directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

Except as provided hereinbelow, any such indemnification shall be made by the Corporation only as authorized in the specific case upon determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum of directors; or (b) by the shareholders.

Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding if authorized by the Board of Directors and upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith without any further determination that he has met the applicable standard of conduct set forth above. "

Further, Section 601.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly- held Florida corporation that are acquired in a `control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(i) one-fifth or more, but less than one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Articles of Incorporation of Smart Technology exclude the ramifications of Section 607.0902 as they apply to control-share acquisitions of shares of Smart Technology.

Item 2. Other Expenses of Issuances and Distributions

The expenses of this offering are estimated as follows: *



SEC Registration Fee.........................................$  753.00
Blue Sky Fees and Expenses ..................................$5,000.00
Transfer Agent and Registrar Fees  ..........................$1,000.00
Printing and Engraving Expenses .............................$5,000.00
Legal Fees and Expenses ....................................$22,000.00
Accounting Fees and Expenses  ...............................$5,000.00
Miscellaneous ...............................................$1,247.00


Total............................................. $40,000.00

* All amounts other than the SEC registration fee are estimated.

Item 3. Undertakings

A. Rule 415 Offering. The undersigned Registrant hereby undertakes to

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

          (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act");

          (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) Equity Offering of Nonreporting Small Business Issuer. This is a self-underwriting and it is incumbent upon the Registrant to provide certificates in such denominations and registered in the name of the investors whose subscriptions are accepted.

     (5) Request for Acceleration of Effective Date. The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the Act.

     Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 4. Recent Sales of Unregistered Securities

Smart Technology relied upon Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder ("Rule 506") for several transactions regarding the issuance and sales of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than thirty-five (35) investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction (the "506 Exemption"). All of the shares, with the exception of those issued to Mr. Asselineau, were issued to non-US residents

At inception,  we issued 815,775  shares of our restricted  common stock to five
(5) persons valued at $0.0001 per share for a total value of $81.58 for services rendered in connection with the organization of Smart Technology. For such issuances, we relied upon Section 4(2) of the Act and the 506 Exemption thereunder. Of this amount, 600,000 shares were issued to Mr. Asselineau who is a French citizen that resides in Massachusetts. In the case of Mr. Asselineau, we relied upon Section 402(b)(9) of the Massachusetts securities laws.

In June 2001, we sold 45,029 shares of our restricted common stock to one (1) entity valued at $1.00 per share for a total consideration of $45,029, $40,029 in cash and $5,000 in stock subscriptions receivable. For such sale, we relied upon Section 4(2) of the Act and the 506 Exemption thereunder.

In November and December 2001, we issued 31,853 shares of our restricted common stock to four (5) persons for services valued at $2.50 per share for a total value of $79,633. For such issuances, we relied upon Section 4(2) of the Act the 506 Exemption thereunder.

From August through December 2001, we sold 142,591 shares of our restricted common stock to twenty-five (25) persons valued at $2.50 per share for a total consideration of $356,478, $290,745 in cash and $65,732 in stock subscriptions receivable. For such sales, we relied upon Section 4(2) of the of the Act the 506 Exemption thereunder.

In January 2002, we received cash in the amount fo $12,425 for the stock subscriptions outstanding at December 31, 2001.

In January and February 2002, we sold 88,346 shares of our restricted common stock to twenty-three (23) persons for cash and subscriptions receivable totaling $265,038, or $3.00 per share.

In January and February 2002, we issued 8,519 shares of our restricted common stock to two (2) persons in exchange for services valued at $22,187, or $2.60 per share. For such sales and issuances, we relied upon Section 4(2) of the Act the 506 Exemption thereunder.

In August and September 2002 we sold 1940 shares of our restricted common stock to five (5) persons for cash totaling $9,700 or $5.00 per share. For such sales, we relied upon Section 4(2) of the of the Act the 506 Exemption thereunder.

Item 5. Index to Exhibits

2.1      [1]      Article of Incorporation of Registrant
2.2      [1]      Amendment to the Articles of Incorporation
2.3      [1]      Bylaws of Registrant
3.1      [1]      Form of Common Stock Certificate
4.1      [1]      Subscription Agreement
9.1      [1]      Escrow
9.2      *        Revised Escrow Agreement
10.1     [1]      Consent of Auditors [formerly 23.1]
10.2     *        Consent of Auditors
11.1     [1]      Opinion re legality
11.2     *        Revised Opinion re Legality (includes Consent of Counsel)

*        Filed herein.

[1] Previously filed as an Exhibit to the Company's Form SB-1 filed April 26, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the 4 day of November, 2002.

                             Smart Technology, Inc.



/s/ Marc Asselineau
---------------------------------------
Marc Asselineau,
(Principal Executive Officer, and Director)


/s/ Jean Michel Gal
---------------------------------------
Jean  Michel Gal
Principal Financial Officer
And Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.


Signatures                           Title                         Date



/s/ Marc Asselineau
----------------------             President and Director       4 November 2002
 Marc Asselineau


/s/ Jamie Safier
----------------------             Secretary and Director       4 November 2002
 Jamie Safier

/s/ Jean Michel Gal
----------------------             Chief Financial Officer      4 November 2002
 Jean Michel Gal